As filed with the Securities and Exchange Commission on May 1, 2007
Registration No.: 333-140508

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

AMENDMENT NO. 1
TO
FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MEDIS TECHNOLOGIES LTD.
(Exact name of registrant as specified in its charter)

Delaware	13-3669062
(State of incorporation)	(I.R.S. Employer Identification Number)
805 Third Avenue
New York, New York 10022
(212) 935-8484
(Address and telephone number of registrant’s principal executive offices)

Robert K. Lifton
Chief Executive Officer
Medis Technologies Ltd.
805 Third Avenue
New York, New York 10022
(212) 935-8484
(Name, address and telephone number of agent for service)

Copies to:
Ira I. Roxland, Esq.
Sonnenschein Nath & Rosenthal LLP
1221 Avenue of the Americas
New York, New York 10020
(212) 768-6700
Fax: (212) 768-6800

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

The Information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and the selling stockholders are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated May 1, 2007

MEDIS TECHNOLOGIES LTD.

5,750 Shares of 7.25% Series A Cumulative Convertible Perpetual Preferred Stock
1,996,528 Shares of Common Stock

_______________________

This prospectus relates to the offer and resale, from time to time, of up to 5,750 shares of our 7.25% Series A Cumulative Convertible Perpetual Preferred Stock, and up to 1,996,528 shares of our common stock, which are issuable upon the conversion of the Series A preferred stock. These shares are being offered to the public market by those individuals named in the section of this prospectus entitled “Selling Stockholders,” as described under the section of this prospectus entitled “Plan of Distribution.” We issued in a private placement 5,000 shares of our Series A preferred stock on November 9, 2006 and 750 shares of our Series A preferred stock on December 12, 2006. The selling stockholders will receive the proceeds from the sale of the Series A preferred stock and common stock, but we will bear the costs relating to the registration of the Series A preferred stock and common stock.

For a more detailed description of the Series A preferred stock, see “Description of Series A Preferred Stock” beginning on page 35.

Our common stock is currently traded on The Nasdaq Global Market under the symbol “MDTL.” At April 26, 2007, the last reported sale price of our common stock was $16.95 per share. The shares of Series A preferred stock issued in the private placement are eligible for trading in the PORTAL Market of the Nasdaq Stock Market, Inc. The Series A preferred stock sold using this prospectus, however, will no longer be eligible for trading in the PORTAL Market of the Nasdaq Stock Market, Inc. We do not intend to list the Series A preferred stock on any national securities exchange or automated quotation system.

This investment involves risks. You should refer to the discussion of risk factors, beginning on page 16 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

_______________________

This prospectus is dated         , 2007

TABLE OF CONTENTS

Page
FORWARD-LOOKING STATEMENTS	ii
PROSPECTUS SUMMARY	1
RISK FACTORS	16
USE OF PROCEEDS	28
SELLING STOCKHOLDERS	29
PLAN OF DISTRIBUTION	32
DESCRIPTION OF SERIES A PREFERRED STOCK	35
DESCRIPTION OF CAPITAL STOCK	54
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS	56
LEGAL MATTERS	60
EXPERTS	60
AVAILABLE INFORMATION	60
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	60

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus and the reports incorporated by reference herein or to make representations as to matters not stated in this prospectus and the reports incorporated by reference herein. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of Medis have not changed since the date hereof.

SOURCES OF INFORMATION

Information contained in this prospectus concerning the portable electronics market, our general expectations concerning this industry and this market, and our position within this industry are based on market research, industry publications, other publicly available information and on assumptions made by us based on this information and our knowledge of this industry and this market, which we believe to be reasonable. Although we believe that the market research, industry publications and other publicly available information are reliable, including the sources that we cite in this prospectus or in the documents we incorporate in this prospectus by reference, they have not been independently verified by us and, accordingly, we cannot assure you that such information is accurate in all material respects. Our estimates, particularly as they relate to our general expectations concerning the portable electronics market, involve risks and uncertainties and are subject to change based on various factors, including those discussed under ‘‘Risk Factors.’’

All dollar amounts are in U.S. dollars unless otherwise noted.

- i -

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as ‘‘expects,’’ ‘‘anticipates,’’ ‘‘approximates,’’ ‘‘believes,’’ ‘‘estimates,’’ ‘‘intends’’ and ‘‘hopes’’ and variations of such words and similar expressions are intended to identify such forward-looking statements. We have based these statements on our current expectations and projections about future events. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those projected in these statements. These risks and uncertainties include those set forth under ‘‘Risk Factors.’’ The forward-looking statements contained in this prospectus include, among others, statements about:

•	the development and commercialization schedule for our fuel cell technology and products;

•	the expected cost competitiveness of our fuel cell technology and products;

•	rapid technological change;

•	our intellectual property;

•	the timing and availability of our products;

•	our business strategy; and

•	general economic conditions.

Except for our ongoing obligations to disclose material information under the federal securities laws, we are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

- ii -

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus, or incorporated by reference in this prospectus, and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our financial statements and related notes, included elsewhere in this prospectus or incorporated by reference in this prospectus. You should carefully consider, among other things, the matters discussed in ‘‘Risk Factors.’’

Overview

We design, develop and market innovative liquid fuel cell products principally for the mobile handset and portable consumer electronics markets. Our first commercial product is our ‘‘24/7 Power Pack’’ - a small, inexpensive and disposable power source capable of providing direct power or multiple recharges to many of the most advanced portable electronic devices, such as mobile handsets, smart phones, MP3 players, gaming and other handheld electronic devices. The 24/7 Power Pack is the world’s first commercially viable portable fuel cell solution for the consumer market and represents a significant technological achievement in the advancement of the global fuel cell industry. A fuel cell is an electro-chemical device that through a chemical reaction, converts the chemical energy of a fuel, such as our patented borohydride based fuel, hydrogen or methanol, into electrical energy.

Commercialization

As part of our commercialization process, in 2006 we have produced over 7,000 24/7 Power Packs for testing, marketing and promotional purposes, of which we have distributed in excess of 1,000 to key personnel of leading mobile network operators, original equipment manufacturers (OEMs), software providers, retail customers, advertising executives, content providers and others worldwide. We have also distributed 24/7 Power Packs to our distributors - Quasar Business Solutions, Northwest Charging Systems, Inc., ASE International Inc., Kensington Technology Group and Superior Communications. Of particular focus to us are the high usage enterprise market (field service business market) customers, who we seek to access through the mobile operators, OEMs and distributors of software who service those customers. We have delivered and continue to deliver samples of our Power Pack and supporting documentation to a number of those entities for evaluation and testing of our product. Such documentation includes a considerable amount of material developed as part of the Underwriters Laboratories testing of our product. We have also delivered products to General Dynamics which has carried out tests on our product and is our exclusive distributor in the U.S. military markets.

Our semi-automated production line has the capacity to produce up to 30,000 units per month. We intend our fully automated production line to be in place in Celestica’s facilities in Ireland in the second quarter of 2007.  We then plan to qualify that line for high volume production, ramping up from hundreds of thousands of units per month and increasing towards such line’s full capacity of 1.5 million units per month. We have received Underwriters Laboratories Inc. (UL) listing of our 24/7 Power Pack produced on our semi-automated line and we will seek UL listing of products coming off our fully automated line when that line is ready. UL is an internationally recognized, independent, not-for-profit product safety certification organization involved in testing products and writing standards for safety. We believe this listing is important to the successful launch of the 24/7 Power Pack as it serves to provide customers, end-users and regulatory bodies with additional assurance and important third party certification of the durability and safety of the 24/7 Power Pack. It also imposes on us a critical measure of quality control and product discipline. We expect these factors will help increase demand for our 24/7 Power Packs.

Market

According to iSuppli Corporation, an independent market research firm, the number of mobile handset subscribers will grow from 2.1 billion in 2005 to 3.0 billion in 2010, with reported annual sales of over 800 million new and replacement handsets per year. In addition, iSuppli estimates that the number of mobile handsets with advanced multimedia functionality, such as digital cameras, music playback (MP3 and other), FM Radio, GPS navigation systems, television reception, and office applications run by smart phones (such as Microsoft’s Windows Mobile 5.0, Symbian and Linux) will increase from approximately 975 million in 2005 (representing approximately 46% of total handsets) to approximately 2.5 billion in 2010 (representing approximately 83% of total handsets). The penetration of multimedia functionality combined with increasingly larger and higher resolution colored screens, advancing generation wireless protocols and dual mode handsets for WiFi and voice over internet protocol (‘‘VoIP’’) are creating significantly greater demand on power sources to keep handsets functioning. Furthermore, enterprise market customers are expanding their use of smart phones carrying sophisticated software like Windows Mobile 5.0 or Symbion. According to the Gartner Group, some 100 million smart phones were expected to be sold in 2006. This is a market that we believe is most suited to our 24/7 Power Pack, to provide the power required to achieve the productivity desired from these devices. This conclusion has been borne out of meetings of our marketing staff with representatives of mobile service providers, software providers, OEMs and other companies active in that field.

It is widely believed and reported that current mobile handset battery technologies are approaching technological limitations. The recent large scale recalls of lithium ion batteries used in handsets suggests that there are limitations on the ability to expand battery power capacity. The power gap that already exists between ever-increasing power demands of electronic applications and battery capacity continues to widen. Although end users’ primary requirements for mobile handsets have historically been voice and text services and functionality, wireless industry participants, including wireless service providers, handset manufacturers and content providers, are increasingly relying on multimedia applications to drive revenues and growth. If handset batteries are rapidly depleted from the use of multimedia applications, limiting the handset’s primary voice and text functions, end users will likely be discouraged from using such applications on a regular basis. These factors drive wireless industry participants, as well as advertisers and content providers who are looking to expand their business model through handheld devices, to continually evaluate solutions such as portable fuel cell chargers and battery replacement devices. Similar power limitations are also being experienced with digital audio and video players such as iPods, MP3 players and other devices as well as by portable gaming devices. The only solutions currently offered for this growing power gap are portable battery based chargers, which are offered at a significant cost relative to their power supply and continue to pose environmental concerns. We believe that the proliferation of portable consumer devices with increasing multimedia functionality combined with the current technological limitations of overall battery capacity have created a strong demand for an alternative portable power source like our 24/7 Power Pack.

Products

In order to address the significant and growing market opportunity for higher capacity portable power sources, we have focused primarily on the following product offerings:

24/7 Power Pack. Our 24/7 Power Pack is a disposable, portable auxiliary power source that allows the continued use of a portable electronic device whose battery is depleted, while at the same time charging the battery. The 24/7 Power Pack provides sufficient power (1.3 watts, up to 5.6 volts) to operate, and charge, multiple times, a wide range of the advanced portable electronic devices in the market today. Such devices include most mobile handsets (including the most advanced ‘‘3G’’ and ‘‘4G’’ cell phones with a full range of functionality), dual-mode phones for WiFi and VoIP, PDAs (both for personal and professional use, including wireless versions with e-mail and internet capability), smart phones, MP3 players, hand-held video games and other devices with similar power requirements. Our patent pending power management system provides the capability of charging a number of different devices using inexpensive connectors that access the particular device’s battery. When used to power a mobile handset, each disposable 24/7 Power Pack is expected to deliver the equivalent of approximately 20-30 hours of talk time (approximately 5-10 full charges), or approximately 60-80 hours of use time for an iPod (based on multiple charges), depending on the individual device’s power consumption and battery type. Before activation, the 24/7 Power Pack is expected to have a shelf life in excess of one and a half years. Once activated, the 24/7 Power Pack is expected to provide power up to twelve weeks. We are also working with General Dynamics C4 Systems to promote the 24/7 Power Pack for military use by the Department of Defense in GSM phones, PDAs and other uses as well as for sales to The Homeland Security.

Refuelable Power Pack. We are developing a larger (8 watt) refuelable Power Pack product for military applications, including a power source for tablet computers, in support of the United States Department of Defense Wearable Computer Power Program. The Refuelable Power Pack is expected to allow the user to refuel the Power Pack by using a cartridge which transfers new fuel and electrolytes into the Power Pack, replacing any remaining fuel, electrolyte and water by-products which are returned to the refueling cartridge. This refueling process is expected to take a matter of seconds and the cartridge can then be discarded.

Next Generation Products; Research and Development. We are also developing other products, or exploring additional opportunities with respect to our fuel cell technologies, including:

•	a next generation refuelable 24/7 Power Pack;

•	a fuel cell using a gel electrolyte to increase performance relative to size;

•	a more powerful, refuelable fuel cell for laptop computers;

•	a stationary fuel cell for back-up emergency power for small office and home use; and

•	fuel cells for the powering of unmanned aerial vehicles used by the military.

Competitive Advantages

Leading-Edge, Disruptive Technology. We believe that our products have a competitive advantage over virtually every other portable power source for handheld electronic devices. We believe these competitive advantages include:

•	Significantly more hours of operation relative to cost when compared to portable disposable and rechargeable battery chargers currently on the market;

•	The ability to start a mobile handset depleted of power more quickly than other portable chargers;

•	Versatility to charge a variety of devices using low cost connectors;

•	No discernible heat emission;

•	Significantly less flammable or toxic than other fuel cell alternatives;

•	Significantly lower cost of materials and greater efficiency when compared to other portable fuel cell products;

•	Relative size - small, portable solution; and

•	More environmentally friendly ‘‘green’’ solution relative to other battery or fuel cell alternatives.

World’s First Commercial Portable Fuel Cell Solution. We believe that we have the only commercially viable portable fuel cell solution. We believe that other portable fuel cell solutions are primarily in prototype stage and have not been widely commercialized. Our fuel cell is not based on the traditional proton exchange membrane (PEM) technology or methanol based fuels utilized by other fuel cell providers. Therefore, we do not face issues such as the emission of significant heat and water, high production costs, and the flammable and toxic nature of their respective fuels. Our 24/7 Power Pack provides a competitive, portable fuel cell solution today.

Inflection Point of Commercialization and Mass Production. We recently announced the initiation of a testing and certification program of our 24/7 Power Pack with UL. We received UL certification for 24/7 Power Packs coming off our semi-automated line in December 2006.

We have also entered into distribution agreements for our 24/7 Power Packs with several leading companies including Quasar Business Solutions, Northwest Charging Systems, Inc., ASE International, Kensington Technology and Superior Communications. We believe these relationships will facilitate greater reach for our products in enterprise and retail markets, thereby further advancing the commercialization process. Recent feedback from these distributors and other companies servicing the enterprise and retail markets indicates strong demand for the 24/7 Power Pack. In response to this demand, we intend our fully automated production line to be in place in Celestica’s facilities in Ireland in the second quarter of 2007.  We then plan to qualify that line for high volume production, ramping up from hundreds of thousands of units per month and increasing towards such line’s full capacity of 1.5 million units per month.

Significant Intellectual Property and Technological Know-how. We have been issued nine United States patents relating to our fuel cell technologies, four of which pertain to our liquid fuel. Furthermore, we have several other patents pending which we are pursuing and we continue to prepare new patent applications in the United States with respect to various aspects of our fuel cell technology, including our fuel, electrodes, cartridge system and power and management system. We also have significant trade secrets pertaining to our fuel cell technology and production process which we believe create substantial barriers to market entry and protect us from reverse engineering.

Strategic Relationships

We have formed strategic relationships with well-established companies through distribution, marketing, technology, supply and product development arrangements. These relationships include:

•
ASE International Inc. We have entered into an agreement with ASE for the distribution of our 24/7 Power Packs to drug stores, convenience stores, department stores, airport stores and duty free shops. ASE issued to us in 2005 a purchase order for delivery of 200,000 24/7 Power Packs a month from the first year of availability from our production and 400,000 24/7 Power Packs a month from the second year of production.

•
Quasar Business Solutions. Quasar is a Gold Level Microsoft partner, which is offering Microsoft Windows Mobile to their customer base. We have entered into a distribution agreement with Quasar to market our 24/7 Power Pack to that customer base, particularly to provide a power source to take full advantage of the Windows’ capabilities. Quasar has issued a purchase order for 1,000,000 Power Packs.

•
Northwest Charging Systems, Inc. (“Northwest”). We have entered into a distribution agreement for Northwest to market and sell our 24/7 Power Packs world wide. As part of that agreement, Northwest has issued an initial purchase order for 250,000 24/7 Power Packs. Northwest is a global resources company, manufacturer and battery assembler, focused on providing engineering, design, components and production assistance to the portable power market. Northwest provides Smart Battery management solutions for complex battery systems of up to 12 cells in series including safety, pack management, cell balancing, fuel gauging and charging solutions.

•
Kensington Technology Group. We have entered into a distribution agreement with Kensington to grant them a limited, exclusive right to market and distribute our 24/7 Power Packs to their traditional customer base, including ‘‘big box’’ stores such as Best Buy and Circuit City, and office supply chains such as Office Max and Home Depot.

•
Superior Communications. We have entered into a distribution agreement with Superior to distribute our 24/7 Power Packs to certain major mobile operators, including Cingular Wireless, AT&T Wireless, T-Mobile and Alltel.

•
General Dynamics C4 Systems. We have an exclusive partnering relationship with General Dynamics to develop micro-fuel cell products for the U.S. Departments of Defense and Homeland Security, including refuelable Power Packs as power sources for tablet computers, cell phones and other applications.

•
ASPECT and Tenzor MA. We have established a program for the commercialization of the 24/7 Power Pack in Russia with ASPECT (the Association for Advanced Technologies of Russia) and Tenzor MA, two Russian business groups. The milestone-based program includes the certification, marketing and distribution of the 24/7 Power Pack in Russia, and finally, the establishment of a full production assembly capability by Tenzor MA for the Russian market. Depending on the successful achievement of various commercialization milestones, the program contemplates the funding of capital investment by the Russian groups to build an automated production line in Russia.

•
Israel Aerospace Industries Ltd. We have entered into an agreement with Israel Aerospace Industries Ltd. (formerly known as Israel Aircraft Industries Ltd.), Israel’s largest aerospace company and our largest stockholder, to develop an 800 watt fuel cell to electrically power Israel Aerospace’s Unmanned Air Vehicle systems. The first phase, which covers a six month period, provides for us to develop a demonstration system which would pass functionality tests and which can be demonstrated to be redesignable to achieve the weight (6 kilograms) goals of the final system. The first phase is funded by Israel Aerospace paying us $400,000. Upon the successful completion of the first phase as agreed upon by the parties, the second phase would require Israel Aerospace to pay us approximately $1,500,000 to complete the development of the fuel cell over an 18 month schedule. During the first phase and conditioned on minimum purchase requirements thereafter, Israel Aerospace will be granted exclusivity with respect to large fuel cells for unmanned vehicles. The agreement will be carried out by us as the prime contractor together with Oy Hydrocell of Finland as the main subcontractor.

Target End Users

Based on our studies and reviews with our distributors and potential customers, we have identified potential users and sources of demand for our products:

•
Enterprise. We estimate that a large portion of our potential customer base will come from the ‘‘enterprise’’ market, principally the high-usage field service market. This demographic uses increasingly advanced portable electronic devices to access corporate applications and databases. The ability to keep field service workers’ devices charged while out on calls can have a significant impact on productivity.

•
Consumers of Content on Portable Devices. Mobile operators, and content providers are increasing the ability of consumers to access content such as music, video, social networks, Google services and other content. Much of that content is to be underwritten by advertising, which adds to the power requirements. We expect consumers who want to fully access that content will be interested in having the Power Pack to provide the continuous power required.

•
Frequent Travelers. We expect frequent travelers who utilize cell phones and other portable electronic devices to be interested in using the 24/7 Power Pack to keep their devices charged while traveling.

•
Parents. We expect this demographic group to be interested in purchasing and frequently using a 24/7 Power Pack-type product. Uses cited for the 24/7 Power Pack included backup power for children with cell phones.

•	Emergency Users. This market includes users requiring backup power during emergency situations such as natural disasters and blackouts.

•
‘‘Kidults.’’ This market includes 13-to-24 year-olds who represent prime users for many advanced portable devices. We, and our distributors, believe that the 24/7 Power Pack offers a valuable opportunity for the distributors and their customers to access this very important market early in their lives as a way of relating to this consumer group as they grow older.

Strategy

We intend to grow the demand for our fuel cell products by:

•	Further strengthening strategic relationships with major mobile providers, OEMs, key enterprise clients, and other distributors to accelerate commercialization.

•	Expanding manufacturing facilities systematically after the implementation of our first fully automated line in 2007.

•	Continuing to improve performance, cost and size of our existing 24/7 Power Pack through technological improvements, optimized production processes, and improved supplier agreements.

•	Developing next generation products for laptop computers, military applications, and the residential backup market.

•
Entering into arrangements with third parties, similar to the arrangement entered into with ASPECT and Tenzor MA, to leverage such third parties as a source of expertise and funding to create new manufacturing facilities and open up new markets for our products.

Our Other Technologies

Starting with our formation in 1992, we have been working to develop and commercialize new technologies. The first of these technologies, the CellScan, was the primary product of our indirect subsidiary, Medis El Ltd., through 1996. At the time of our formation, Medis El granted us distribution rights to the CellScan in the United States and its territories and possessions. Over ensuing years Medis El acquired other technologies, including our direct liquid fuel cell technology. In 2000, Medis El became our indirect, wholly-owned subsidiary. With the exception of our fuel cells, CellScan system and inherently conductive polymers, all of our technologies are in the development stage and no successful commercial prototypes have as yet been developed, nor can we assure you that any such prototypes will be developed or, if developed, commercialized. Furthermore, in allocating our limited resources of personnel and funds, at this time we decided to limit our development and commercialization efforts to our fuel cells, CellScan system and cell carrier and explosive detection technology.

Cell Kinetics - CellScan

The CellScan is a static cytometer, or an instrument for measuring fluorescence emanating from living cells while the cells are in a static state. A key element of the CellScan is its patented Cell Carrier which can accommodate up to 10,000 cells, each in individual wells. Each well holds one living cell, such as a lymphocyte or a tumor cell. The CellScan can repeatedly and continuously monitor the fluorescence intensity and polarization emitted from stained living cells for purposes of cell research and disease diagnostics.

On January 12, 2006, we announced that our scientists had achieved a breakthrough in the use of the CellScan System, allowing much longer survival of cells and the opportunity for their measurement. We expect that this breakthrough will pave the way to important contributions in various areas of cancer research, including in the cutting edge research area of cancer stem cells, as well as providing a significant new tool in drug development. We have developed a new proprietary version of the CellScan Cell Carriers which hold up to ten thousand individual cells, particularly in providing new coatings of the Cell Carriers. The new Cell Carrier allows the cells to survive and be measured for over 48 hours, which provides an opportunity for measuring the reaction of different cells and potentially separating out those cells whose reaction warrants further stimulation or study. To our knowledge, prior to the development of the CellScan, this ability to repeatedly measure the reaction of individual living cells by their fluorescence intensity and polarization over such an extended period of time has not been available to the scientific and medical communities. We have filed a patent application for this new Cell Carrier development.

Through Cell Kinetics Ltd. (an indirect wholly-owned subsidiary of Medis Technologies Ltd.), we are now concentrating on expanding the business opportunity of the unique abilities of our Cell Carrier technology to help satisfy the growing need for single cell analysis for various life science research and clinical diagnostics fields. Cell Kinetics is currently modifying the Cell Carrier design to enable its use with standard fluorescence microscopes. By doing so, and later by planning to design the Cell Carrier to fit light microscopy, we intend to substantially increase the availability of our unique Cell Carrier technology to many life science laboratories where fluorescence and light microscopes are installed.

We believe that we have identified a growing need for the simultaneous capture, registration, and monitoring of many adherent or non-adherent living cells. With our Cell Carrier that ability is provided by maintaining each cell in a registered micron-sized well for a long period of time.

We believe that this Cell Carrier technology can be valuable for a variety of research and clinical diagnostic applications such as in:

•	cancer research;

•	stem cells research;

•	genetic engineering;

•	drug discovery;

•	drug toxicity assessment;

•	immunology and immune function testing;

•	hematology;

•	cytology; and

•	systems biology research.

During the last 2 years we have conducted a clinical pilot study designed to glean more about the potential of the CellScan as applied in the treatment of cancer patients, by enhancing individualized chemotherapy. We investigated the potential contribution of the CellScan in the complex decision process done by doctors while attempting to match the suitable chemotherapy treatment, in particular for advanced cancer stages. Based on the results of the pilot study, we decided to extend the laboratory research work, in order to better understand and define the target cases that could benefit from our proposed test. We intend to evaluate the benefit of such test in specific treatment resistant cases in hemato-oncology.

We obtained the CE mark, which indicates conformity with specified health and safety requirements set by European Union directives, for the CellScan in late 2006.

We also intend to use this new platform for further development of clinical diagnostic applications based on the results of the basic science work done with our Cell Carrier. For that purpose we plan to continue the collaboration with third-party researchers and institutions in the development of potential applications for the Cell Carrier, including research of cancer stem cells and determining the efficacy of chemotherapeutic drugs for specific tumors.

We have decided that the best way to enhance value for our shareholders is to separate the CellScan and Cell Carrier technology into its own company. Therefore, we have established an indirect wholly-owned subsidiary, Cell Kinetics Ltd., to receive and, thereafter, attempt to commercially exploit this technology. At the same time, we are exploring additional financing sources, separate from Medis Technologies Ltd., so that it can be financially self supportive. We are also seeking ways to create the most value for our shareholders, which may include selling shares of Cell Kinetics Ltd. or spinning shares off to our shareholders or some other way of realizing value.

General Information

We are a Delaware corporation organized in April 1992. Our executive offices are located at 805 Third Avenue, New York, New York 10022. Our telephone number is (212) 935-8484. Our website is located at www.medistechnologies.com. Our website and the information contained on that website, or connected to that site, are not incorporated into this prospectus, and you should not rely on any such information in making your decision whether to purchase shares of our Series A preferred stock and common stock.

The Offering

Series A Preferred Stock Offered by the Selling Stockholders	Up to 5,750 shares of 7.25% Series A Cumulative Convertible Perpetual Preferred Stock.
Common Stock Offered by the Selling Stockholders	Up to 1,996,528 shares.
Terms of Series A Preferred Stock:
Liquidation preference	$10,000 per share of Series A preferred stock. In addition, upon any liquidation event, we will pay any accumulated and unpaid dividends.
Dividends
Holders of Series A preferred stock are entitled to receive, when, as and if declared by our board of directors, out of funds legally available therefore, cumulative annual dividends of $725.00 per share payable quarterly in arrears on February 15, May 15, August 15 and November 15, commencing February 15, 2007. Dividends will be paid in cash on the basis of a 360-day year consisting of twelve 30-day months. Dividends on the shares of our Series A preferred stock will accumulate and be cumulative from the date of original issuance.

Accumulated dividends on the shares of our Series A preferred stock will not bear any interest.

If we fail to pay, or set apart funds to pay, dividends on the shares of our Series A preferred stock for any quarterly dividend period, then holders of shares of our Series A preferred stock will be entitled to receive, when, as and if declared by our board of directors, out of funds legally available therefore, dividends at the rate per annum equal to:

X% + [N * (X%2) * 0.25]

where:

X = the dividend rate in effect at the beginning of such quarterly period; and

N = the number of quarterly dividend periods for which we have failed to pay or to set apart funds to pay dividends on the shares of our Series A preferred stock, for each subsequent quarterly dividend period until we have paid or provided for the payment of all dividends on the shares of our Series A preferred stock for all dividend periods up to and including the dividend payment date on which the accumulated and unpaid dividends are paid in full.

No dividend or other distributions (other than a dividend payable solely in shares of a like or junior ranking) may be paid or set apart for payment upon any parity shares or junior shares, nor may any parity shares or junior shares be redeemed or acquired for any consideration by us (except by conversion into or exchange for shares of a like or junior ranking) unless all accumulated and unpaid dividends have been paid or funds have been set apart on our Series A preferred stock and any parity shares. See “Description of Series A Preferred Stock — Dividends.”

To pay dividends, we must pay the dividends out of funds legally available for payment.
Ranking	Shares of our Series A preferred stock will rank with respect to dividend rights and rights upon our liquidation, winding up or dissolution:

•  senior to all shares of our common stock and to all of our other capital stock issued in the future unless the terms of such capital stock expressly provide that it ranks senior to, or on a parity with, shares of our Series A preferred stock;

•  on a parity with all of our other capital stock issued in the future the terms of which expressly provide that it will rank on a parity with the shares of our Series A preferred stock;

•  junior to all our existing and future debt obligations;

•  junior to all shares of our capital stock issued in the future the terms of which expressly provide that such shares will rank senior to the shares of our Series A preferred stock; and

•  effectively junior to all our subsidiaries’ (i) existing and future liabilities and (ii) capital stock held by others.

Redemption	Shares of our Series A preferred stock will not be redeemable by us.
Conversion of Series A preferred stock
Each share of our Series A preferred stock may be converted at any time, at the option of the holder, into 347.2222 shares of our common stock (which is equivalent to an initial conversion price of $28.80 per share of Series A preferred stock) plus cash in lieu of fractional shares. The conversion rate is subject to adjustment upon the occurrence of certain events, as described under “Description of Series A Preferred Stock — Conversion Rights — Conversion Rate Adjustments,” but will not be adjusted for accumulated and unpaid dividends. Upon conversion, holders will not receive any cash payment representing accumulated dividends, if any. Instead, accumulated dividends, if any, will be cancelled.

Notwithstanding the foregoing, no holder of Series A preferred stock will be entitled to receive shares of our common stock upon conversion to the extent, but only to the extent, that such receipt would cause such holder to become, directly or indirectly, a beneficial owner of more than 9.9% of the shares of common stock outstanding at such time. See “Description of Series A Preferred Stock — Conversion Rights — Limitation on Beneficial Ownership.”

Mandatory Conversion
On or after November 20, 2009 we may, at our option, cause shares of our Series A preferred stock to be automatically converted into that number of shares of our common stock that are issuable at the then prevailing conversion rate. We may exercise our conversion rights only if the closing price of our common stock exceeds 150% of the then prevailing conversion price for 20 trading days during any consecutive 30 trading day period, as described under “Description of Series A Preferred Stock — Mandatory Conversion.”

Fundamental change
If a fundamental change (as described under “Description of Series A Preferred Stock — Repurchase at Option of the Holder upon a Fundamental Change”) occurs, you may require us to purchase all or part of your shares of our Series A preferred stock at a redemption price equal to 100% of the liquidation preference of the shares of our Series A preferred stock to be repurchased, plus accrued and unpaid dividends to but excluding the repurchase date, if any, as described under “Description of Series A Preferred Stock — Repurchase at Option of Holder upon a Fundamental Change.”

We may, at our option, elect to pay the repurchase price in cash or in shares of our common stock valued at a discount of 5% from the market price of shares of our common stock, or any combination thereof. We have agreed to file a shelf registration statement with the SEC covering resales of any of these shares of common stock issued in lieu of cash payments of the repurchase price.

Conversion in Connection with a Fundamental Change
If you elect to convert your shares of our Series A preferred stock in connection with certain fundamental changes, we will in certain circumstances increase the conversion rate by a number of additional shares of common stock upon conversion. We may in certain circumstances adjust the conversion rate and related conversion obligation so that shares of our Series A preferred stock are converted into shares of the acquiring or surviving company, in each case as described under “Description of Series A Preferred Stock — Adjustment to Conversion Rate upon Certain Fundamental Changes.”

Voting rights
Holders of shares of our Series A preferred stock will have no voting rights unless (1) dividends on any shares of our Series A preferred stock or any other class or series of stock ranking on a parity with the shares of our Series A preferred stock with respect to the payment of dividends shall be in arrears for dividend periods, whether or not consecutive, containing in the aggregate a number of days equivalent to six calendar quarters or (2) we fail to pay the repurchase price, plus accrued and unpaid dividends, if any, on the fundamental change repurchase date for shares of our Series A preferred stock following a fundamental change, then, in each case, the holders of shares of our Series A preferred stock (voting separately as a class with all other series of other preferred stock on parity with our Series A preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two directors in addition to those directors on the board of directors at such time at the next annual meeting of shareholders and each subsequent meeting until the repurchase price or all dividends accumulated on the shares of our Series A preferred stock have been fully paid or set aside for payment. The term of office of all directors elected by the holders of shares of our Series A preferred stock will terminate immediately upon the termination of the right of holders of shares of our Series A preferred stock to vote for directors.

So long as any shares of our Series A preferred stock remain outstanding, we will not, without the consent of the holders of at least two-thirds of the shares of our Series A preferred stock outstanding at the time (voting separately as a class with all other series of preferred stock on parity with our Series A preferred stock upon which like voting rights have been conferred and are exercisable) issue or increase the authorized amount of any class or series of shares ranking senior to the outstanding shares of our Series A preferred stock as to dividends or upon liquidation. In addition, we will not, subject to certain conditions, amend, alter or repeal provisions of our certificate of incorporation, including the certificate of designation relating to our Series A preferred stock, whether by merger, consolidation or otherwise, so as to adversely amend, alter or affect any power, preference or special right of the outstanding shares of our Series A preferred stock or the holders thereof without the affirmative vote of not less than two-thirds of the issued and outstanding shares of our Series A preferred stock.

Use of proceeds
All of the shares of Series A preferred stock and common stock offered hereby are being sold by the selling stockholders. We will not receive any proceeds from the sale of Series A preferred stock and common stock in this offering.

Tax Consequences
The U.S. federal income tax consequences of purchasing, owning and disposing of our Series A preferred stock and any shares of common stock received upon conversion are described in ‘‘Certain Federal Income Tax Considerations.’’

Actual or constructive distributions on shares of our Series A preferred stock will be taxable as dividends to the extent of our current and accumulated earnings and profits, as calculated for U.S. federal income tax purposes. Prospective investors are urged to consult their own tax advisors regarding the tax consequences of purchasing, owning and disposing of our Series A preferred stock and any shares of common stock received upon conversion in light of their personal investment circumstances.

Absence of a public market for the preferred stock
The shares of Series A preferred stock issued in the private placement are eligible for trading in the PORTAL Market of the Nasdaq Stock Market, Inc. The Series A preferred stock sold using this prospectus, however, will no longer be eligible for trading in the PORTAL Market of the Nasdaq Stock Market, Inc. We do not intend to list the preferred stock on any national securities exchange or automated quotation system.

Listing of our Common Stock	Our common stock is traded on The Nasdaq Global Market under the symbol “MDTL.” At April 26, 2007, the last reported sale price of our common stock was $16.95 per share.
Risk factors
See “Risk Factors” and the other information included in or incorporated by reference in this prospectus for a discussion of the factors you should carefully consider before deciding to invest in shares of our Series A preferred stock and the common stock.

Summary Historical Financial Information

The following table sets forth certain summary consolidated financial information regarding our financial position and operating results derived from our audited consolidated financial statements and notes thereto for the fiscal years ended December 31, 2006, 2005 and 2004 included in our annual report on Form 10-K for the fiscal year ended December 31, 2006, which is incorporated by reference herein.

You should read this summary consolidated financial information together with our financial statements and the notes thereto and ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ appearing in our reports filed with the SEC that are incorporated by reference herein.

Statement of Operations Data:

	For the Year Ended December 31,
	2006	2005	2004
Revenues	$150,000	$425,000	$—
Cost of revenues	98,000	262,000	—
Gross profit	52,000	163,000	—
Operating expenses:
Research and development costs, net	18,057,000	12,144,000	9,799,000
Selling, marketing, general and administrative expenses	7,579,000	5,720,000	5,829,000
Amortization of intangible assets	208,000	208,000	208,000
Total operating expenses	25,844,000	18,072,000	15,836,000
Loss from operations	(25,792,000)	(17,909,000)	(15,836,000)
Interest income (expenses):
Interest income	2,517,000	973,000	246,000
Interest expense	(9,772,000)	(1,614,000)	(72,000)
	(7,255,000)	(641,000)	174,000
Net loss	(33,047,000)	(18,550,000)	(15,662,000)
Value of warrants issued or extended	—	—	(2,066,000)
Net loss attributable to common stockholders	$(33,047,000)	$(18,550,000)	$(17,728,000)
Basic and diluted net loss per share	$(1.08)	$(0.68)	$(0.68)
Weighted average number of common shares used in computing basic and diluted net loss per share	30,916,848	27,423,568	26,142,150
Ratio of earnings to fixed charges and preference dividends(1)	—	—	—

(1)	Earnings were inadequate to cover fixed charges by approximately $33,047,000, $18,550,000 and $15,662,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Balance Sheet Data:

	As of December 31,
	2006	2005	2004
Working capital(1)	$78,647,000	$46,401,000	$12,721,000
Total assets	177,608,000	120,400,000	79,773,000
Accumulated deficit	(176,778,000)	(143,731,000)	(125,181,000)
Total stockholders’ equity	110,436,000	65,377,000	73,863,000

(1)	Working capital is total current assets less total current liabilities.

RISK FACTORS

You should carefully consider the following factors, as well as other information appearing elsewhere in this prospectus or incorporated in this prospectus by reference, before you decide whether to invest in shares of our Series A preferred stock and the common stock.

Risks Related to the Series A Preferred Stock and the Common Stock

An active trading market for the Series A preferred stock may not develop, and you may be unable to resell your shares of Series A preferred stock at or above the purchase price.

The shares of Series A preferred stock issued in the private placement are eligible for trading in the PORTAL Market of the Nasdaq Global Market. The Series A preferred stock sold using this prospectus, however, will no longer be eligible for trading in the PORTAL Market of the Nasdaq Global Market. We do not intend to list the Series A preferred stock on any national securities exchange or automated quotation system. Consequently, a liquid trading market for the Series A preferred stock may not develop and the market price of the Series A preferred stock may be volatile. As a result, you may be unable to sell your shares of Series A preferred stock at a price equal to or greater than that which you paid, if at all.

The issuance of our common stock upon a fundamental change of our Series A preferred stock would have a dilutive effect on the then holders of our common stock.

Upon the occurrence of a fundamental change (as defined in the certificate of designation of our Series A preferred stock) holders of our Series A preferred stock will have the right to require us to purchase all of their respective shares of our Series A preferred stock. We will have the option to pay for those shares either in cash or in our common stock valued at a discount of 5% from the market price of our common stock. The issuance of our common stock at a discount to the market price of our common stock would have a dilutive effect on the then holders of our common stock.

The right of holders to cause us to repurchase shares of our Series A preferred stock upon a fundamental change may be subject to our obligation to repay or repurchase any future indebtedness, such as credit facilities or debt securities, in connection with a fundamental change.

The additional shares of our common stock payable on our Series A preferred stock in connection with certain fundamental changes may not adequately compensate you for the lost option time value of your shares of our Series A preferred stock as a result of such fundamental changes.

If certain fundamental changes occur, we will, in certain circumstances, increase the conversion rate on our Series A preferred stock converted in connection with the fundamental change by a number of additional shares of our common stock. The number of additional shares of our common stock will be determined based on the date on which the fundamental change becomes effective and the price paid per share of common stock in the fundamental change transaction as described under ‘‘Description of Series A Preferred Stock — Adjustment to Conversion Rate Upon Certain Fundamental Changes — General.’’ While the increase in the conversion rate upon conversion is designed to compensate you for the lost option time value of your shares of our Series A preferred stock as a result of the fundamental change, the increase is only an approximation of this lost value and may not adequately compensate you for your loss. If the price paid per share of common stock in the fundamental change transaction is less than the price per share of common stock at the date of issuance of our Series A preferred stock or above a specified price, there will be no increase in the conversion rate. In addition, in certain circumstances, upon a change of control arising from our acquisition by a public company, we may elect to adjust the conversion rate as described under ‘‘Description of Series A Preferred Stock — Adjustment to Conversion Rate Upon Certain Fundamental Changes — Recapitalizations, Reclassifications and Changes in Our Common Stock.’’ and, if we so elect, holders of shares of our Series A preferred stock will not be entitled to the increase in the conversion rate described above.

The market price of common stock you receive upon conversion may be less than the effective price you paid for these shares by purchasing shares of Series A preferred stock.

The market value of shares of our common stock received by you on the conversion of your shares of our Series A preferred stock may be less than the effective price per share paid by you for our common stock by buying the shares of our Series A preferred stock. If the market value of our common stock is less than $28.80 at the time of conversion, the market value of the shares of our common stock issued to you pursuant to each share of our Series A preferred stock will be less than the effective price per share paid by you for the common stock on the date of issuance of the shares of Series A preferred stock. Accordingly, you assume the risk that the market value of the common stock may decline, and the decline could be substantial.

Our issuance of additional common stock or preferred stock may cause our common stock price to decline, which may negatively impact your investment.

Issuances of substantial numbers of additional shares of our common or preferred stock, including in connection with future acquisitions, if any, or the perception that such issuances could occur, may cause prevailing market prices for our common stock to decline, which may negatively impact your investment. In addition, our board of directors is authorized to issue additional series of shares of preferred stock without any action on the part of our stockholders. Our board of directors also has the power, without stockholder approval, to set the terms of any such series of shares of preferred stock that may be issued, including voting rights, conversion rights, dividend rights, preferences over our common stock or our Series A preferred stock with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue cumulative preferred stock in the future that has preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the market price of our common stock could decrease.

Our stock price has been and could remain volatile. A decline in the trading price of shares of our common stock may cause the trading price of the Series A preferred stock to similarly decline.

The market price for our common stock has been and may continue to be volatile and subject to extreme price and volume limitations in response to market and other factors. Furthermore, the trading prices for the shares of our Series A preferred stock in the secondary market will be directly affected by the trading prices of our common stock, the general level of interest rates and our credit quality. As the price of our common stock on The Nasdaq Global Market constantly changes, it is impossible to predict whether the price of our common stock or interest rates will rise or fall. Trading prices of our common stock will be influenced by our operating results and prospects and by economic, financial and other factors. In addition, general market conditions, including the level of, and fluctuations in, the trading prices of stocks generally, and sales of substantial amounts of common stock by us in the market after the offering of our Series A preferred stock, or the perception that such sales could occur, could affect the price of shares of our common stock, and thus the price of our Series A preferred stock. Fluctuations in interest rates may give rise to arbitrage opportunities based upon changes in the relative value of the common stock underlying our Series A preferred stock. Any such arbitrage could, in turn, affect the trading prices of the shares of our Series A preferred stock and our common stock.

Your right to convert your Series A preferred stock will be limited if, upon conversion of your Series A preferred stock, you would have beneficial ownership of more than a specified percentage of our common stock.

Holders of Series A preferred stock will not be entitled to receive shares of our common stock upon conversion to the extent (but only to the extent) that such receipt would cause such converting holder to become, directly or indirectly, a ‘‘beneficial owner’’ (within the meaning of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) of more than 9.9% of the shares of common stock outstanding at such time. If any delivery of shares of our common stock owed to a holder upon conversion of Series A preferred stock is not made, in whole or in part, as a result of this limitation, our obligation to make such delivery shall not be extinguished and we shall deliver such shares as promptly as practicable after, but in no event later than two trading days after, any such converting holder gives notice to us that such delivery would not result in it being the beneficial owner of more than the 9.9% of the shares of common stock outstanding at such time.

Holders of shares of our Series A preferred stock have limited voting rights, and will have no rights as a common stockholder until they acquire shares of our common stock.

Until you acquire shares of our common stock upon conversion, you will have no rights with respect to our common stock, including voting rights (except as required by applicable state law or our restated certificate of incorporation, as amended, including the certificate of designation relating to our Series A preferred stock), rights to respond to tender offers and rights to receive any dividends or other distributions on our common stock. Upon conversion, you will be entitled to exercise the rights of a holder of common stock only as to matters for which the record date occurs after the conversion date. For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of the common stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

The shares of our Series A preferred stock will rank junior to all of our and our subsidiaries’ liabilities in the event of a bankruptcy, liquidation or winding up of our assets.

In the event of bankruptcy, liquidation or winding up, our assets will be available to pay obligations on our Series A preferred stock only after all of our liabilities have been paid and the liquidation preference, if any, of any future senior preferred stock issued by us has been paid and only on a pari passu basis with any parity preferred stock we may issue hereafter. In addition, our Series A preferred stock will effectively rank junior to all existing and future liabilities of our subsidiaries and any preferred stock of our subsidiaries held by third parties, and thus the rights of holders of our Series A preferred stock to participate in the assets of our subsidiaries upon any liquidation or reorganization of any subsidiary will be subject to the prior claims of that subsidiary’s creditors and preferred equity holders. In the event of bankruptcy, liquidation or winding up, there may not be sufficient assets remaining, after paying our and our subsidiaries’ liabilities, to pay amounts due on our Series A preferred stock then outstanding. To the extent we have assets remaining after paying our and our subsidiaries’ liabilities, we are obligated to pay amounts due on any parity stock then outstanding on a pari passu basis with amounts due on any or all of the shares of our Series A preferred stock then outstanding.

The value of shares of our Series A preferred stock may be adversely affected by modifications to our capital structure for which the conversion rate will not be adjusted.

The number of shares of common stock that you are entitled to receive upon conversion is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, cash dividends and certain other actions by us that modify our capital structure. However, we will not adjust the conversion rate for other events, including offerings of common stock for cash by us or in connection with certain acquisitions. As a result, an event that adversely affects the value of the shares of our Series A preferred stock, but does not result in an adjustment to the conversion rate, could occur. Further, we are not restricted from issuing additional shares of our common stock while our Series A preferred stock is outstanding and have no obligation to consider your interests for any reason. If we issue additional shares of common stock, it may materially and adversely affect the price of our common stock and the trading price of the shares of our Series A preferred stock.

We may not be able to pay cash dividends on our Series A preferred stock.

In the event that any of our financing agreements in the future restrict our ability to pay cash dividends on shares of our Series A preferred stock, we will be unable to pay cash dividends on our Series A preferred stock unless we can refinance amounts outstanding under those agreements. We may pay dividends on shares of our Series A preferred stock in our common stock only if we have legally available funds for such payment and if such shares of our common stock are registered under the Securities Act and eligible for immediate sale in the public market by our non-affiliates.

You may have to pay taxes with respect to distributions on our common stock that you do not receive.

The number of shares of common stock that you are entitled to receive upon conversion is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, certain cash dividends and certain other actions by us that modify our capital structure. Such adjustments may give rise to constructive distributions for U.S. federal income tax purposes. For example, if the conversion rate is adjusted as a result of a distribution that is taxable to our common stockholders, such as a cash dividend, you would be required to include an amount in income for federal income tax purposes, notwithstanding the fact that you do not actually receive such distribution. The amount that you will generally have to include in income would be the fair market value of the additional shares of common stock to which you would be entitled by reason of the increase in your proportionate equity interest in the company to the extent of our current and accumulated earnings and profits. In addition, non-U.S. holders of shares of our Series A preferred stock may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding tax requirements.

We do not expect to pay dividends to holders of our common stock.

We have not paid any dividends on our common stock to date and do not anticipate declaring any dividends on our common stock in the foreseeable future. We are required under the Certificate of Designation relating to our Series A preferred stock to accumulate dividends to holders of our Series A preferred stock at a rate initially equivalent to $725 per share annually. No dividends may be paid upon our common stock unless all accumulated and unpaid dividends have been paid on the Series A preferred stock. Other than the payment of dividends on our Series A preferred stock, our board presently intends to retain all earnings, if any, for use in our business operations.

Future sales of substantial amounts of our common stock could affect the market price of our common stock.

Future sales of substantial amounts of our common stock, or securities convertible or exchangeable into shares of our common stock, into the public market, including shares of common stock issued upon exercise of options or warrants or conversion of the Series A preferred stock, or perceptions that those sales and/or conversions could occur, could adversely affect the prevailing market price of our common stock and our ability to raise capital in the future.

Risks Relating to Our Company

We have incurred losses and anticipate continued losses and negative cash flow.

We have generated net losses since inception and expect to continue to incur net losses and generate negative cash flow until we can produce sufficient revenues to cover our costs through the production and sale of our 24/7 Power Packs and other anticipated fuel cell products.

We incurred net losses of approximately $18,550,000 for the year ended December 31, 2005 and approximately $33,047,000 for the year ended December 31, 2006. Our plan is to reach the point of selling sufficient 24/7 Power Packs coming off our fully automated production line to achieve a rate of profitability, but we can give no assurance of that result. Our inability to become profitable may force us to curtail or temporarily discontinue our research and development programs and our day-to-day operations. Furthermore, there can be no assurance that profitability, if achieved, can be sustained on an ongoing basis. As of December 31, 2006, we had an accumulated deficit of approximately $176,778,000. We may continue to generate net losses for the foreseeable future and cannot predict when we will achieve profitability, if ever.

A commercially acceptable market for our fuel cell products may never develop or may take longer to develop than we anticipate.

Although we have developed our business plans based on there being a large consumer demand for our 24/7 Power Pack and future generations of our fuel cell products, as well as military demand, a commercially acceptable market may never develop for our fuel cell products or any of our other technologies, or may develop more slowly than we anticipate. Our fuel cell products represent a new market product, and we do not know with certainty to what extent, if any, end-users will want to purchase and use them. The development of a commercially acceptable market for our fuel cell products may be affected by many factors, some of which are out of our control, including:

•
the level to which the capabilities of our 24/7 Power Pack, and any other of our fuel cell products, have advanced in performance, shelf-life, stand-by time, time of use, size, weight, cost and other factors that determine consumer acceptance;

•	the emergence of newer, more competitive technologies and products;

•
improvements to existing technologies, including existing rechargeable battery technology or the chips used in the electronic devices that allow the batteries to operate more efficiently or allow the devices to run for longer periods of time;

•
the future cost of sodium borohydrides, alkalines, glycerol, ethanol, or any other hydrogen-based fuels, the catalysts used in our fuel cell products or other chemicals used for powering our fuel cell products and, plastics and nickel used in the product;

•	regulations that affect or limit the use of the components in our fuel cells or our fuel cells in general or regulations regarding recycling;

•	consumer perceptions of the safety of our products; and

•	consumer reluctance to try a new product.

If a mass market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred in the development of our products and may never achieve profitability.

We may not meet our product development and commercialization milestones and time tables.

We establish milestones and time tables, based upon our expectations regarding our technologies, plans and programs at that time, which we use to assess our progress toward developing and delivering into the market place commercially acceptable fuel cell products. These milestones relate to technology and design improvements as well as to dates for achieving production and marketing goals. If our products exhibit technical defects or are unable to meet cost or performance goals, including levels and stability of power output for our 24/7 Power Pack, useful life and reliability or if our production cannot be achieved in time or the costs exceed our expectations, our commercialization schedule could be delayed and third parties who are collaborating with us to manufacture or market our fuel cell products may decline to continue that collaboration. Furthermore, potential purchasers of our initial commercial products may lose interest or may opt to purchase alternative technologies.

We can give no assurance that our commercialization schedule will continue to be met as we further develop our fuel cell products, or any of our other technologies or products.

We may be unsuccessful in developing additional fuel cell products or future generations of our 24/7 Power Pack or any of our other technologies.

In tandem with the commercialization of our first product - our 24/7 Power Pack - we are developing other fuel cell products as well as future generations of our 24/7 Power Pack, including refuelable Power Pack products and specialized products for military use. Developing any technology into a marketable product that a consumer will desire to purchase is a risky, time consuming and expensive process. We may encounter setbacks, discrepancies requiring time consuming and costly redesigns and changes. There also is the possibility of outright failure. Furthermore, we contemplate moving forward with the development of certain of our fuel cell technologies only if we are able to find strategic investors or other joint venture partners. Additionally, we continue to seek to improve our 24/7 Power Pack and our fuel cell technologies in general, particularly in the areas of energy capacity, power density, operating time, shelf life and working life, as well as the temperature conditions under which they can operate. We also seek to reduce the component costs and costs of the final product, and continue to seek to improve its power management system and each element of the power management system. We can give no assurance that we will be successful in improving our technologies or reducing costs. Generally, we can give no assurance as to when or whether we will successfully develop any of our other planned fuel cell products or any of our other technologies into commercially viable products.

We have no experience manufacturing our products on a large scale commercial basis.

To date, we have manufactured a limited number of our fuel cell products on our semi-automated production line at our facility in Israel. We intend our fully automated production line to be in place in Celestica’s facilities in Ireland in the second quarter of 2007.  We then plan to qualify that line for high volume production, ramping up from hundreds of thousands of units per month and increasing towards such line’s full capacity of 1.5 million units per month. We have no experience in the final stages of manufacturing our fuel cell products on a high-volume commercial basis. We can offer no assurance that either we, our contract manufacturer or any other party we engage to build a fully automated line production for volume-production of our products will develop efficient, automated, low-cost manufacturing capabilities and processes to meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market our fuel cell products. Even if we or our contract manufacturer are successful in developing such manufacturing capability and processes, we do not know whether we or they will be timely in meeting our product commercialization schedule or the product, production and delivery requirements of potential customers. A failure to develop such manufacturing processes and capabilities or timely meet such requirements could cause us to lose customers and could have a material adverse effect on our business and financial results. Furthermore, our contemplated program for the volume production of our fuel cell products would require us to manufacture the electrodes, catalysts and fuel internally and deliver them to our proposed contract manufacturer to be part of the final product. Although we have established electrode and fuel production operations at our facility in Israel, we have not demonstrated that we are capable of producing any of those or any other components at a large enough scale to adequately supply those components in sufficient volume, or if those components will meet or surpass the manufacturing standards necessary for a successful final product.

Customers will be unlikely to buy our fuel cell products or our other products unless we can demonstrate that they can be produced for sale to customers and users at attractive prices.

The price of our fuel cell products and our other technologies and products is dependent largely on material and other manufacturing costs. We are unable to offer any assurance that either we or a contract manufacturer will be able to reduce costs to a level which will allow production of a competitive product that the consumer finds attractive or that any product produced using lower cost materials and manufacturing processes will not suffer from a reduction in performance, reliability and longevity. Furthermore, although we have estimated a pricing structure for our fuel cell products, including manufacturing costs and proposed sales price, we can give no assurance that these estimates will be correct in light of any manufacturing process we adopt or distribution channels we use.

We have developed a pricing structure for the CellScan, another product we are seeking to commercialize, and its related Cell Carriers and tests, that we believe would be commercially acceptable. However, we can give no assurance that potential CellScan customers would respond affirmatively to our pricing structure.

We will be unable to market or sell our fuel cell products or products derived from any of our other technologies if we are unsuccessful in entering into sales agreements, arrangements, alliances, joint ventures or licensing agreements with third parties.

As we do not have nor do we intend to develop our own broad based marketing or wide scale manufacturing infrastructure, our ability to market, manufacture and sell our fuel cell technologies or any of our other technologies is wholly dependent on our entry into manufacturing, sales or distributing arrangements, sales agreements, strategic alliances, joint ventures or licensing agreements with third parties possessing such capabilities. Although to date we have been successful in entering into certain of such arrangements, we can give no assurance that in the future we will be successful in entering into additional arrangements, alliances, joint ventures or agreements or that the terms of which will be entirely beneficial to us. Failure to enter into such arrangements with regard to our products could materially and adversely affect our commercialization plans and, therefore, our business, prospects, results of operations and financial condition.

We depend on relationships with strategic partners, and many of the terms of these relationships are not certain.

We have entered into agreements with strategic partners for the distribution of our 24/7 Power Pack. The terms and conditions of many of these agreements allow for immediate termination, in part or in whole, by the partners in their discretion, or only provide for a commitment on the part of the partners upon the happening of certain milestone events. We can give no assurance that we will meet any of these milestones. Our inability to meet any of the aforementioned milestones, or the termination of any of these agreements by the strategic partner, could adversely affect our ability to distribute our 24/7 Power Pack to the marketplace and, therefore, our business, prospects, results of operations and financial condition.

We have entered into cooperative agreements with certain mobile operators for market testing and introduction of our 24/7 Power Pack. We are now in the process of providing some of these mobile operators, as well as others, with 24/7 Power Packs for evaluation and testing. We believe these relationships with mobile operators are important to the continued development and commercialization of our 24/7 Power Packs and other future fuel cell products. Generally, these agreements and relationships are subject to the risk of termination at the discretion of the mobile operator. Further, the mobile operators are under no obligation to purchase any of our products. Termination of these agreements and relationships, or our failure to capitalize on them by selling our products to the mobile operators, could materially and adversely affect our commercialization plans and, therefore, our business, prospects, results of operations and financial condition. In addition, such mobile operators are not obligated to work exclusively with us in the area of fuel cell or battery technologies and may therefore enter into similar cooperation agreements, and work with and purchase products from our competitors. Such competition would have a material adverse effect on our position in the industry and our financial results.

We are and will continue to be dependent on third party suppliers and subcontractors for the supply of key materials and components for our products.

If and when either we or our contract manufacturers or manufacturing, strategic alliance or joint venture partners commence production of our fuel cells or fuel cell products, of which there can be no assurance, we will rely upon third party suppliers and subcontractors to provide requisite materials and components, including the power management system of our 24/7 Power Pack product. A supplier’s or subcontractor’s failure to supply materials or components in a timely manner, or to supply materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, could negatively impact our ability to manufacture our fuel cell products on a timely basis or meet our cost targets or commercialization schedule. We or our contract manufacturers, manufacturing, strategic alliance or joint venture partners may be unable to obtain comparable materials or components from alternative suppliers, and that could adversely affect our ability to produce viable fuel cells or significantly raise the cost of producing fuel cells or fuel cell products.

We expect that platinum will not be a component in our commercial fuel cell products, however, there can be no assurance that we may not require some platinum to achieve the results we desire or in some future version of our fuel cell for larger applications. Platinum is a scarce natural resource and, to the extent it remains a component of the electrode, we will be dependent upon a sufficient supply of this commodity at a cost that allows us to meet our cost targets for any future fuel cell products. Any shortages in the supply of platinum could raise our cost of producing our fuel cell products beyond our targeted cost, thus lowering our profit margins or adversely affecting our ability to produce fuel cell products at a price consumers would be willing to pay.

Problems or delays in our collaboration efforts with third parties to develop or market our fuel cell products could hurt our reputation and the reputation of our products.

We have entered into agreements with third parties who have agreed to assist us in developing or marketing our fuel cell products, producing and supplying components of our fuel cell products or producing the manufacturing line for our fuel cell products. We are in discussions with other third parties and may enter into similar agreements with such other parties or others in the future, of which we can give no assurances of success. Some of these collaboration agreements contemplate that these third parties will work with our scientists and employees to test various aspects of, assist in developing components of, or market, our fuel cells or fuel cell products. Such tests or development efforts may encounter problems and delays for a number of reasons, including, without limitation, the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly and the failure to maintain and service any test prototypes properly. Many of these potential problems and delays are beyond our control. In addition, collaborative efforts, by their nature, often create problems due to miscommunications and disparate expectations and priorities among the parties involved and may result in unexpected modifications and delays in developing or marketing our fuel cell technologies or impact the cost of making and delivering our fuel cell products. Any such problems or perceived problems with these collaborative efforts could hurt our reputation and the reputation of our products and technologies.

Product liability or defects could negatively impact our results of operations.

Any liability for damages resulting from malfunctions or design defects could be substantial and could materially adversely affect our business, financial condition, results of operations and prospects. In addition, a well publicized actual or perceived problem could adversely affect the market’s perception of our products, resulting in a decline in demand for our products and could divert the attention of our management, which may materially and adversely affect our business, financial condition, results of operations and prospects.

Our business depends on our intellectual property. We may not be successful in protecting our intellectual property, which could hinder our growth and success.

We regard our patents, trade secrets, copyrights and other intellectual property rights as essential to our growth and success. We rely upon a combination of patent, copyright and trademark laws, trade secret protection, confidentiality and non-disclosure agreements and contractual provisions with employees and with third parties to establish and protect our proprietary rights. We own, directly or indirectly through subsidiaries, patents for certain technologies and are currently applying for additional patents. We can offer no assurance that we will succeed in receiving patent and other proprietary protection in all markets we enter, or, if successful, that such protection will be sufficient. If we successfully develop and market our fuel cells or any of our other technologies, we expect to face efforts by larger companies and other organizations or authorities to undermine our patents by challenging or copying our intellectual property. Moreover, intellectual property rights are not protected in certain parts of the world. We intend to vigorously defend our material intellectual property against any challenges that may arise. However, any infringement action initiated by us may be very costly and require the diversion of substantial funds from our operations and may require management to expend efforts that might otherwise be devoted to our operations.

Claims by third parties that our technology infringes upon their patents may, if successful, prevent us from further developing or selling our technologies.

Although we do not believe our business activities infringe upon the rights of others, nor are we aware of any pending or contemplated actions to such effect, we can give no assurance that our business activities will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against us.

We currently face and will continue to face significant competition.

We expect our fuel cell products to compete against other fuel cell developers as well as against other advanced battery technologies and battery chargers. Our primary direct competitors are companies developing small fuel cells for the portable electronics market. Motorola, with technology licensed from the Los Alamos National Laboratory in New Mexico, has been developing a direct methanol fuel cell for mobile phones and now is developing a fuel cell using a reformer. Mechanical Technology Inc., which is working with a number of scientists formerly with the Los Alamos National Laboratory, has also licensed certain fuel cell technology from Los Alamos National Laboratory to further its efforts to develop direct methanol fuel cells, and has announced that it is working with Samsung Electronics Co., Ltd. to develop next-generation fuel cell prototypes for Samsung’s mobile phone business. Lawrence Livermore National Laboratory has also announced that it is developing small fuel cells for portable electronic devices. Other companies that have announced that they are developing fuel cells for portable electronic devices are NTT DoCoMo, Inc. (which has teamed with Aquafairy Co. to jointly develop micro fuel cells for certain 3G handsets), PolyFuel, Inc. (which has announced that it has developed a new membrane that is superior to others), Neah Powers Systems, Inc. and Smart Fuel Cell GmbH. Furthermore, a large number of corporations, national laboratories and universities in the United States, Canada, Europe, Japan and elsewhere are actively engaged in the development and manufacture of power sources, including batteries and fuel cells, both for portable electronic devices and other uses, and many more are entering the markets in which we compete. Each of these competitors has the potential to capture market share in various markets, which would have a material adverse effect on our position in the industry and our financial results.

We believe other large cell phone and portable electronic device companies are also developing fuel cells for the portable electronics market. Some of such companies providing public information about their fuel cell development programs include Toshiba Corporation, NEC Corporation, Hitachi, Ltd., Casio Computer Co. Ltd., Samsung Electronics Co. Ltd. and Sony Corporation. Toshiba, Hitachi and other Japanese companies have announced their intention to unify the technical standards for micro fuel cells powered by methanol they are each developing, in the hope of boosting the market for such fuel cells. We believe that there are other companies that we may not know of that are developing fuel cells for portable electronic devices.

In addition, there are other fuel cell companies focusing on different markets than the portable electronic device market that we are initially targeting. These companies, including Plug Power Inc., Avista Systems Inc. and Fuel Cell Energy Inc., are not primarily targeting the portable electronics market, although at any time these companies could introduce new products in the portable electronic device market. Ballard Power Inc., a recognized leader in PEM fuel cell technology, has announced that it is developing a direct methanol fuel cell for transportation and portable applications, however, we do not know if this is intended for the portable electronic device market.

Additionally, we expect to compete with companies that develop, manufacture, and sell battery-operated chargers for portable electronic devices, including alkaline batteries, lithium battery packages and zinc-air batteries offered as chargers for cell phones, PDAs and other portable electronic devices that target many of the same markets we intend to target with our 24/7 Power Pack. Recently, Energizer has begun marketing a product called “Energi-to Go” which uses double A lithium batteries and charges a number of portable devices. Duracell has also announced that it is entering that market with a product. These companies have huge advantages of brand recognition, advertising capability and allocation of retail shelf space. Although we believe that our 24/7 Power Pack has advantages over these battery chargers, there is no assurance that we can compete against them successfully.

We also expect indirect competition from battery manufacturers who utilize existing battery technologies (both rechargeable and non-rechargeable). Existing battery technologies have the significant advantage of having commercially available products today, and are backed by companies who are continuously investing in marketing and further research and development to improve their existing products and explore alternative technologies. Chip manufactures are continuing efforts to develop chips for portable devices that work more efficiently and require less power.

Recently, fuel cell companies working with methanol as the fuel have announced that they have made progress in the ability to transport those fuel cells on airplanes when contained inside a portable device. We have not participated in that program since our fuel does not contain methanol. It is our position that since our fuel is not hazardous because it is non-flammable and non-toxic that it conforms with regulations for use on an aircraft, although we can give no assurance in that regard.

We expect competition to intensify greatly as the need for new energy alternatives becomes more apparent and continues to increase. Some of our competitors are well established and have substantially greater managerial, technical, financial, marketing and product development resources. There can also be no assurance that current and future competitors will not be more successful in the markets in which we compete than we have been, or will be in the future. There can be no assurance that we will be successful in such a competitive environment.

We may need additional funding in order to be competitive, to establish a stronger financial position and to continue our operations.

Since inception, we have incurred operating losses and have used cash in our operations. We have relied principally on the sale of our securities to fund our research and development activities and operations. Unless we are able to successfully develop and market our 24/7 Power Pack or any of our other technologies and products, we believe this dependence will continue. We may need additional funding in order to be competitive, to establish a stronger financial position and to continue our operations. In addition we may need additional funding if cost overruns relating to the implementation of our manufacturing lines occur, if we do not achieve our current commercialization targets, or if we determine to expend funds on advertising our 24/7 Power Pack or other products. We can offer no assurance that we will be able to secure additional funding, or funding on terms acceptable to us, to meet our financial obligations, if necessary, or that a third party will be willing to make such funds available. Our failure to raise additional funds could require us to delay or curtail our marketing and production programs and research and product development efforts. Additionally, our failure to successfully develop or market our fuel cell products or products derived from any of our other technologies may materially adversely affect our ability to raise additional funds. In any event, it is not possible to make any reliable estimate of the funds required to complete the development of any of our other technologies or market and produce our fuel cell products.

Our business depends on key members of our management. If we were to lose our senior technical talent or members of senior management, our business could be adversely affected.

The success of our fuel cell program depends to a significant extent upon Gennadi Finkelshtain, our Chief Technical Officer - New Energies, and the other scientists, engineers and technicians on our staff. Our success further depends on our highly skilled and experienced management, including Robert K. Lifton, our Chairman and Chief Executive Officer, and Howard Weingrow, our Deputy Chairman and Chief Operating Officer, and the other officers and employees that seek out, recognize and develop our technologies. The loss of the services of Mr. Finkelshtain, or any of our other technical talent or of Messrs. Lifton and Weingrow could have a material adverse effect on our ability to develop our fuel cell products into successful commercial products or any of our other technologies into commercial products. We possess key-person life insurance of $3,000,000 on Mr. Finkelshtain. Although to date we have been successful in recruiting and retaining executive, managerial and technical personnel, we may not be able to continue to attract and retain the qualified personnel needed for our business. The failure to attract or retain qualified personnel could have a material adverse effect on our business.

There may be adverse effects on our earnings and our stock price due to the large amount of goodwill and intangible assets on our consolidated balance sheet.

At December 31, 2006, our consolidated balance sheet showed approximately $58,205,000 of goodwill. Our goodwill balance of $58,205,000 is subject to a test for impairment at least annually, which could result in a charge to operations in the event impairment of the goodwill balance would be identified. We continue to amortize the remaining unamortized balance of our intangible assets of $256,000 as of December 31, 2006, with a remaining weighted average useful life of approximately 15 months.

We may be affected by environmental and other governmental regulations.

Our business is subject to numerous federal, state and local laws and regulations that govern environmental protection and human health and safety. These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future. Our operations may not be in compliance with any such future changes in laws and regulations, which could require us to make significant unanticipated capital and operating expenditures. If we fail to comply with any such changes, we may be subject to fines and penalties or we may have existing permits revoked or not subject to renewal. Furthermore, private parties in such circumstances could seek damages from us. Under any of those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action or pay substantial damage claims.

As we begin to commercialize our 24/7 Power Pack, we expect to be subject to an increasing number of environmental regulations in Israel, Ireland and other jurisdictions where we develop, produce and assemble our products. Some of these regulations may require us to apply for and obtain permits prior to any such development, production or assembly, of which we can give no assurance we can obtain at minimal cost or at all. In addition, it is possible that industry specific laws and regulations will be adopted in any of these or other jurisdictions covering matters relating to our fuel cell products or our other products, such as limitations on transporting fuel cells on airplanes. Such laws or regulations could limit the growth of our products or increase our commercialization, manufacturing or distribution costs and, therefore, the price of our products so affected. Accordingly, compliance with existing or future laws and regulations as we begin our commercialization efforts could have a material adverse effect on our business, prospects, results of operations and financial condition.

We could be liable for damages resulting from the storage and use of large quantities of chemicals during the manufacturing process of our fuel cell products.

The storage and use of large quantities of chemicals used as components of our fuel cells could expose us to the risk that such chemicals may escape into the environment, resulting in damage to natural resources or property, or injury or loss of life. Depending on the nature of the claim, our current insurance policies may not adequately, if at all, reimburse us for costs incurred to litigate or settle any such claims.

Our results of operations could be negatively affected by potential fluctuations in foreign currency exchange rates.

A portion of our costs and expenses are denominated in foreign currencies. The principal foreign currencies applicable to our business are the New Israeli Shekel, the Euro and the Swiss Franc. As a result, we have exposure to foreign currency exchange fluctuations. Recently, the U.S. dollar has been volatile relative to foreign currencies. Continued foreign currency fluctuations could significantly harm our cash flow and results of operations, as well as our ability to achieve and maintain profitability as we continue to grow our business.

Risks associated with conducting operations in Israel could materially adversely affect our ability to complete the development of our fuel cell technology or any of our other technologies.

Our research and development facilities, our pilot manufacturing facility for our 24/7 Power Pack, as well as some of our executive offices and back-office functions, are located in the State of Israel and our key personnel and their families reside in Israel. We are, therefore, directly affected by the political, economic and military conditions in Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and any other country, whether due to the Israeli-Palestinian conflict, conflicts with Iran, or America’s war against terrorism, among others, could have a material adverse effect on our ability to complete the development of any of our fuel cell products, our technologies or our ability to supply our technology to contract manufacturers, development partners, customers or vendors. Furthermore, any interruption or curtailment of trade between Israel and any other country in which we have strategic relationships could similarly adversely affect such relationships. In addition, all male adult permanent residents of Israel under the age of 54, unless exempt, are obligated to perform up to 36 days of military reserve duty annually and are subject to being called to active duty at any time under emergency circumstances. Some of our employees are currently obligated to perform annual reserve duty. We are unable to assess what impact, if any, these factors may have upon our future operations.

In addition, historically, Israel has suffered from high inflation and the devaluation of its currency, the New Israeli Shekel, or NIS, compared to the U.S. dollar. Future inflation or further devaluations of the NIS may have a negative impact on our NIS-based obligations over time upon substantial price increases caused by inflation.

It may be difficult to serve process on or enforce a judgment against our Israeli officers and directors, making it difficult to bring a successful lawsuit against us, or our officers and directors, individually or in the aggregate.

Service of process upon our directors and officers, many of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, any judgment obtained in the United States against us may not be collectible within the United States to the extent our assets are located outside the United States. This could limit the ability of our stockholders to sue us based upon an alleged breach of duty or other cause of action. We have been informed by our Israeli legal counsel that there is doubt as to the enforceability of civil liabilities under the

Securities Act of 1933 and the Securities Exchange Act of 1934 in original actions instituted in Israel. However, subject to limitation, Israeli courts may enforce United States final executory judgments for liquidated amounts in civil matters, obtained after a trial before a court of competent jurisdiction, according to the rules of private international law currently prevailing in Israel, which enforce similar Israeli judgments, provided that:

•	due service of process has been effected and the defendant was given a reasonable opportunity to defend;

•
the obligation imposed by the judgment is executionable according to the laws relating to the enforceability of judgments in Israel, such judgment is not contrary to public policy, security or sovereignty of the State of Israel and such judgment is executionable in the state in which it was given;

•	such judgments were not obtained by fraud and do not conflict with any other valid judgments in the same manner between the same parties; and

•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

Foreign judgments enforced by Israeli courts generally will be payable in Israeli currency, which can then be converted into United States dollars and transferred out of Israel. The judgment debtor may also pay in dollars. Judgment creditors must bear the risk of unfavorable exchange rates.

USE OF PROCEEDS

All of the shares of Series A preferred stock and common stock offered hereby are being sold by the selling stockholders. We will not receive any proceeds from the sale by the selling stockholders of the Series A preferred stock or the common stock.

SELLING STOCKHOLDERS

The following table and accompanying notes set forth certain information provided to us by the selling stockholders. Under this prospectus, the selling stockholders and any of their respective transferees, assignees, donees, distributees, pledgees, or other successors-in-interest may offer and sell from time to time up to an aggregate of 5,750 shares of Series A preferred stock and 1,996,528 shares of our common stock, which are issuable upon conversion of the Series A preferred stock. The shares listed below are being registered to permit public sales of these securities by the selling stockholders, and the selling stockholders may offer all, some or none of their securities.

The number of shares of Series A preferred stock and common stock that may be actually sold by each selling stockholder will be determined by such selling stockholder. Because certain selling stockholders may convert all, some or none of the shares of Series A preferred stock into our common stock and each selling stockholder may sell all, some or none of the shares of Series A preferred stock and common stock that each holds, and because the offering contemplated by this prospectus is not currently being underwritten, no estimate can be given as to the number of shares of Series A preferred stock and common stock that will be held by the selling stockholders upon termination of the offering.

The following table has been prepared based upon the information furnished to us by the selling stockholders. The selling stockholders identified below may have sold, transferred or otherwise disposed of some or all of their Series A preferred stock since the date on which the information in the following table is presented in transactions exempt from the registration requirements of the Securities Act of 1933. Information concerning the selling stockholders may change from time to time. Any changed information will be set forth in a post-effective amendment or, if permissible, a prospectus supplement to the extent we are advised of such changes. From time to time, additional information concerning ownership of the shares may rest with certain holders thereof not named in the table below and of whom we are unaware. All information in the following tables and related footnotes has been supplied to us by the selling stockholders, and we have relied on their representations.

The following table sets forth information regarding the beneficial ownership of shares of common stock by the selling stockholders as of the date of this prospectus, and the number of shares of Series A preferred stock and common stock covered by this prospectus. Except as otherwise noted below, none of the selling stockholders has held any position or office, or has had any other material relationship with us or any of our affiliates within the past three years.

The term selling stockholders includes the holders of our Series A preferred stock listed below and the beneficial owners of the Series A preferred stock and their transferees, pledgees, donees or other successors. Any selling stockholder that is identified as a broker-dealer will be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, unless such selling stockholder obtained the securities as compensation for services. In addition, any affiliate of a broker-dealer will be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, unless such selling stockholder purchased the securities in the ordinary course of business and, at the time of its purchase of the securities to be resold, did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. As a result, any profits on the sale of the Series A preferred stock by selling stockholders who are deemed to be “underwriters” and any discounts, commissions or concessions received by any such broker-dealers who are deemed to be “underwriters” will be deemed to be underwriting discounts and commissions under the Securities Act. No selling stockholders in the following table have been identified as broker-dealers or affiliates of broker-dealers other than as set forth in the footnotes to the table.

The information set forth in the following table regarding the beneficial ownership after resale of shares is based on the assumption that each selling stockholder will sell all of the shares of Series A preferred stock and common stock owned by the selling stockholder and covered by the prospectus. If all of the shares of our Series A preferred stock listed below are sold pursuant to this prospectus, then the selling stockholders will sell 5,750 shares of Series A preferred stock. If all of the shares of our Series A preferred stock listed below are converted into our common stock and then sold pursuant to this prospectus, then the selling stockholders will sell 1,996,528 shares of our common stock.

SELLING STOCKHOLDERS

Name of Selling Stockholder	Ownership Before Offering		Securities Offered by this Prospectus		Ownership After Offering
	Series A Preferred Stock	Common Stock(1)	Series A Preferred Stock	Common Stock(1)	Series A Preferred Stock	Common Stock	% of Common Stock
Credit Suisse Securities (USA) LLC(2)	400	138,888	400	138,888	—	—	—
Bancroft Fund Ltd.	100	34,722	100	34,722	—	—	—
Ellsworth Fund Ltd.	100	34,722	100	34,722	—	—	—
D.E. Shaw Valence Portfolios, LLC	500	173,611	500	173,611	—	—	—
Argent Classic Convertible Arbitrage Fund L.P.(3)	700	243,055	700	243,055	—	—	—
Acuity Master Fund Ltd.(4)	600	208,333	600	208,333	—	—	—
KBC Convertibles Mac 28 Limited(5)	100	34,722	100	34,722	—	—	—
KBC Diversified Fund, Aggregated Portfolio of KBC Diversified SPC(5)	275	95,486	275	95,486	—	—	—
Columbia Convertible Securities Fund(6)	150	52,083	150	52,083	—	—	—
Aristeria Partners L.P.(7)	71	24,652	71	24,652	—	—	—
Aristeria International Limited(8)	429	148,958	429	148,958	—	—	—
Dresdner Bank AG, NY PE of AG	500	173,611	500	173,611	—	—	—
Rhythm Fund, Ltd(5)	125	43,402	125	43,402	—	—	—
TQA Master Fund, Ltd.(9)	250	92,805	250	86,805	—	6,000	*
TQA Master Plus Fund, Ltd.(9)	250	92,805	250	86,805	—	6,000	*
All other holders of Series A preferred stock or future transferees, pledgees or donees of such holders(10)(11)	1,200	416,666	1,200	416,666	—	—	—

*	Less than 1%

(1)	Represents the conversion of shares of Series A preferred stock on a conversion rate of 347.2222 shares of common stock per share of preferred stock.

(2)
Credit Suisse Securities (USA) LLC, or Credit Suisse, is an SEC-registered broker-dealer. Credit Suisse has represented to us that it purchased the Series A preferred stock in the ordinary course of business and, at the time of its purchase of the Series A preferred stock to be resold, did not have any agreements or understandings, directly or indirectly, with any person to distribute the registrable securities.

(3)
Nathanial Brown and Robert Richardson have voting and dispositive power over the shares of Series A preferred stock and shares of common stock underlying the Series A preferred stock listed on this table as being owned by the fund and, accordingly, may be deemed to beneficially own such securities.

(4)
Howard Needle and David Harris have voting and dispositive power over the shares of Series A preferred stock and shares of common stock underlying the Series A preferred stock listed on this table as being owned by the fund and, accordingly, may be deemed to beneficially own such securities.

(5)
Carlo Georg has voting and dispositive power over the shares of Series A preferred stock and shares of common stock underlying the Series A preferred stock listed on this table as being owned by the fund and, accordingly, may be deemed to beneficially own such securities.

(6)
Yanfang (Emma) Yan, Director and Senior Equity Portfolio Manager of this fund, has voting and dispositive power over the shares of Series A preferred stock and shares of common stock underlying the Series A preferred stock listed on this table as being owned by the fund and, accordingly, may be deemed to beneficially own such securities.

(7)
Aristeria Advisors LLC, the general partner of this fund, has voting and dispositive power over the shares of Series A preferred stock and shares of common stock underlying the Series A preferred stock listed on this table as being owned by the fund and, accordingly, may be deemed to beneficially own such securities. Aristeria Advisors is jointly owned by Kevin Toner, Robert H. Lynch Jr., Anthony Frascella and William R. Techer.

(8)
Aristeria Capital LLC, the investment manager for this fund, has voting and dispositive power over the shares of Series A preferred stock and shares of common stock underlying the Series A preferred stock listed on this table as being owned by the fund and, accordingly, may be deemed to beneficially own such securities.

(9)
TQA Investors, LLC has voting and dispositive power over the shares of Series A preferred stock and shares of common stock underlying the Series A preferred stock listed on this table as being owned by the fund and, accordingly, may be deemed to beneficially own such securities. TQA Investors, LLC’s principals are Robert Butman, John Idone, Paul Bucci, George Esser, Bartholomew Tesoriero, DJ Langis and Andrew Anderson.

(10)
Prior to any use of this prospectus in connection with an offering of Series A preferred stock or common stock issuable upon conversion of the Series A preferred stock by any of these unnamed selling stockholders, we will file a prospectus supplement or report under the Securities Exchange Act of 1934 setting forth the identity and aggregate amount of Series A preferred stock (and common stock issuable upon conversion of the Series A preferred stock) beneficially owned by the selling stockholder intending to sell such securities. Information about successors to named selling stockholders who wish to sell securities under this prospectus will be set forth in prospectus supplements identifying such successors.

(11)
Assumes that the unnamed selling stockholders or any of their future transferees, pledgees or donees do not beneficially own any common stock other than the common stock issuable upon conversion of the Series A preferred stock at the initial conversion rate. As unnamed holders are identified, we will disclose whether such holders beneficially own any of our common stock other than the common stock issuable upon conversion of the Series A preferred stock at the initial conversion rate.

PLAN OF DISTRIBUTION

This prospectus relates to the offer and sale from time to time of 5,750 shares of our Series A preferred stock, and 1,996,528 shares of our common stock, which are issuable upon conversion of the Series A preferred stock. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of the Series A preferred stock or common stock. A selling stockholder is a person named in the section of this prospectus entitled “Selling Stockholders” and also includes any donee, pledgee, transferee, or other successor-in-interest selling shares of our Series A preferred stock or common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution, or other non-sale related transfer.

The selling stockholders may pledge or grant a security interest in some or all of the shares of Series A preferred stock or common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Series A preferred stock or common stock from time to time pursuant to this prospectus. The selling stockholders also may transfer and donate the shares of Series A preferred stock or common stock in other circumstances in which case the transferees, donees, pledgees or other successors-in-interest will be the selling beneficial owners for purpose of this prospectus.

The selling stockholders and any underwriters, broker-dealers or agents who participate in the distribution of the Series A preferred stock and the common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933. As a result, any profits on the sale of the Series A preferred stock and the common stock by selling stockholders and any discounts, commissions or agent’s commissions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Selling stockholders who are “underwriters” within the meaning of the Securities Act of 1933 will be subject to the prospectus delivery requirements of the Securities Act of 1933. If the selling stockholders were deemed to be underwriters, the selling stockholders may be subject to certain statutory liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934. If the Series A preferred stock and the common stock are sold through underwriters, broker-dealers or agents, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The Series A preferred stock and the common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to such prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in one or more transactions:

•	on any national securities exchange or quotation service on which the Series A preferred stock and common stock may be listed or quoted at the time of the sale;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•
through the writing of options (including the issuance by the selling stockholders of derivative securities), whether the options or such other derivative securities are listed on an options exchange or otherwise;

•	through the settlement of short sales; or

•	through any combination of the foregoing.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with the sales of the Series A preferred stock and the common stock issuable upon conversion thereof or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions that in turn may engage in short sales of the Series A preferred stock or the common stock in the course of hedging their positions, sell the Series A preferred stock and common stock short and deliver the Series A preferred stock and common stock issuable upon conversion thereof to close out short positions, loan or pledge Series A preferred stock or the common stock issuable upon conversion thereof to broker-dealers or other financial institutions that in turn may sell the Series A preferred stock and such common stock, enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the Series A preferred stock or such common stock, which the broker-dealer or other financial institution may resell pursuant to the prospectus, or enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

In connection with the sales of the Series A preferred stock and the common stock issuable upon conversion thereof or otherwise, through one or more broker-dealers or agents, such broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and receive commissions from the purchasers of the shares of Series A preferred stock or common stock for whom they act as broker-agent or to whom they sell as principal (which discounts, concessions or commissions as to particular broker-dealers or agents may be excess of those customary in the types of transactions involved).

To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the Series A preferred stock and the common stock by the selling stockholders.

The aggregate proceeds to the selling stockholders from the sale of the offered securities offered by them will be the purchase price of such Series A preferred stock or common stock less discounts and commissions, if any, payable by them. Each of the selling stockholders reserves the right to accept and, together with their broker-dealers or agents from time to time, to reject, in whole or in part, any proposed purchase of the offered securities to be made directly or through broker-dealers or agents. We will not receive any of the proceeds from the offering of the offered securities.

If required at the time a particular offering of the shares of Series A preferred stock and common stock is made, a prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part, will be distributed which will set forth the aggregate amount of shares of Series A preferred stock and common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Our common stock is currently traded on The Nasdaq Global Market under the symbol “MDTL.” We do not intend to apply for listing of the Series A preferred stock on any securities exchange or for inclusion of the Series A preferred stock in any automated quotation system. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the Series A preferred stock. See “Risk Factors—An active trading market for the Series A preferred stock may not develop, and you may be unable to resell your shares of Series A preferred stock at or above the purchase price.”

There can be no assurance that any selling stockholder will sell any or all of the Series A preferred stock or the common stock pursuant to this prospectus. Further, we cannot assure you that any such selling stockholder will not transfer, devise or gift the Series A preferred stock and the common stock by other means not described in this prospectus. In addition, any Series A preferred stock or common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act of 1933 may be sold under Rule 144 or Rule 144A rather than under this prospectus. The Series A preferred stock and the common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the Series A preferred stock and common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

The selling stockholders and any other person participating in the sale of the Series A preferred stock or the common stock will be subject to the Securities Exchange Act of 1934. The Securities Exchange Act of 1934 rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the Series A preferred stock and the common stock by the selling stockholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the Series A preferred stock and the common stock to engage in market-making activities with respect to the particular Series A preferred stock and the common stock being distributed. This may affect the marketability of the Series A preferred stock and the common stock and the ability of any person or entity to engage in market-making activities with respect to the Series A preferred stock and the common stock.

In that regard, the selling stockholders are required to acknowledge that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M thereunder (or any successor rules or regulations), in connection with the offering made by this prospectus. Each selling stockholder is required to agree that neither it nor any person acting on its behalf will engage in any transaction in violation of such provisions.

We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933.

We will bear all costs, fees and expenses in connection with our obligation to register the shares of the Series A preferred stock and common stock offered by this prospectus. If the shares of Series A preferred stock or common stock are sold through broker-dealers or agents, the selling stockholders will be responsible for any compensation to such broker-dealers or agents.

DESCRIPTION OF SERIES A PREFERRED STOCK

The share of Series A preferred stock were issued pursuant to a certificate of designation dated as of November 15, 2006. The Series A preferred stock, and the shares of common stock issuable upon conversion of the Series A preferred stock, are covered by a certificate of designation and a registration rights agreement, both of which are filed as exhibits to the registration statement of which this prospectus forms a part. You may request a copy of the certificate of designation and the registration rights agreement by writing us at the address set forth under ‘‘Where You Can Find More Information.’’

The following description is a summary of the material provisions of the Series A preferred stock, the certificate of designation and the registration rights agreement. It does not purport to be complete. This summary is subject to, and is qualified by, reference to all the provisions of the certificate of designation, including the definitions of terms used in the certificate of designation and the registration rights agreement. We urge you to read the certificate of designation because it, and not this description, defines your rights as a holder of shares of Series A preferred stock. As used in this ‘‘Description of Series A Preferred Stock’’ section, references to the ‘‘Company,’’ ‘‘we,’’ ‘‘our’’ or ‘‘us’’ refer solely to Medis Technologies Ltd. and not to our subsidiaries.

General

Under our certificate of incorporation, our board of directors is authorized, without further stockholder action, to issue up to 41,500,000 shares of common stock. Our board of directors is also authorized to issue up to 10,000 shares of preferred stock in one or more Series and to fix and determine the special rights and qualifications, limitations or restrictions of each series including, but not limited to the number of shares, the dividend rate, whether such shares are redeemable and the terms of such redemption, liquidation preferences, if any, whether such shares are convertible into any other securities of the Company, and the voting rights of each series. Pursuant to the certificate of designation dated November 15, 2006, we issued 5,750 shares of our 7.25% Series A Cumulative Convertible Perpetual Preferred Stock, $0.01 par value per share, and $10,000 liquidation preference per share. The shares of Series A preferred stock have been validly issued, fully paid and nonassessable. The holders of the shares of Series A preferred stock have no preemptive rights or preferential rights to purchase or subscribe for stock, obligations, warrants or any other of our securities. As of December 31, 2006, we had 6,565,136 shares of authorized common stock that were unissued and 4,250 shares of authorized preferred stock that were unissued.

Delaware law provides that we may pay dividends on shares of our Series A preferred stock only to the extent that assets are legally available to pay such dividends. Legally available assets mean the amount of our surplus. Our surplus is the amount by which our total assets exceed the sum of:

•	our total liabilities, including our contingent liabilities; and

•	the amount of our capital.

If there is no surplus, legally available assets means, in the case of a dividend, the amount of our net profit for the fiscal year in which the payment occurs and/or the preceding fiscal year.

The shares of our Series A preferred stock are subject to mandatory conversion, as described below under ‘‘— Mandatory Conversion,’’ but are not redeemable by us.

Ranking

Shares of our Series A preferred stock, with respect to dividend rights and upon liquidation, winding up and dissolution, rank:

•	junior to all of our existing and future debt obligations;

•
junior to any ‘‘senior shares’’ issued in the future, which would be shares of each class or series of our capital stock other than (1) shares of common stock and any other class or series of our capital stock that have terms which provide that such class or series will rank junior to the shares of our Series A preferred stock and (2) any other class or series of our capital stock that have terms which provide that such class or series will rank on a parity with the shares of our Series A preferred stock;

•
on a parity with any ‘‘parity shares’’ issued in the future, which would be shares of any other class of our capital stock that have terms which provide that such class or series will rank on a parity with the shares of our Series A preferred stock;

•
senior to our ‘‘junior shares,’’ which are shares of our common stock and shares of each class or series of our capital stock that have terms which provide that such class or series will rank junior to the shares of our Series A preferred stock; and

•	effectively junior to all of our subsidiaries’ (i) existing and future liabilities and (ii) capital stock held by others.

The term ‘‘shares’’ includes warrants, rights, calls or options exercisable for or convertible into that type of stock.

Dividends

Holders of the shares of our Series A preferred stock are entitled to receive, when, as and if declared by our board of directors, out of funds legally available for payment, cumulative cash dividends on each share of Series A preferred stock at the annual rate of 7.25% of the liquidation preference per share. The dividend rate is initially equivalent to $725.00 per share annually.

Additional dividends will be payable under the circumstances described below under ‘‘— Registration Rights.’’ All references to dividends or to a dividend rate shall be deemed to include such additional dividends if such additional dividends are then payable.

If we fail to pay or to set apart funds to pay dividends on shares of our Series A preferred stock for any quarterly dividend period, then holders of shares of our Series A preferred stock will be entitled to receive, when and as declared by our board of directors, out of funds legally available therefor, dividends at the rate per annum equal to:

where:

X =	the dividend rate in effect at the beginning of such quarterly period; and

N =	the number of quarterly dividend periods for which we have failed to pay or to set apart funds to pay dividends on shares of our Series A preferred stock,

for each subsequent quarterly dividend period until we have paid or provided for the payment of all dividends on the shares of our Series A preferred stock for all dividend periods up to and including the dividend payment date on which the accumulated and unpaid dividends are paid in full. The right of holders of shares of our Series A preferred stock to receive dividend payments is subject to the rights of any holders of our senior shares and parity shares.

Dividends are payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, beginning on February 15, 2007; if any of those dates is not a business day, then dividends will be payable on the next succeeding business day (each, a ‘‘Dividend Payment Date’’). Dividends will accumulate from the most recent date as to which dividends will have been paid or, if no dividends have been paid, from the date of original issuance of Series A preferred stock. Dividends are payable to holders of record as they appear in our stock records at the close of business on of each year or on a record date that may be fixed by our board of directors and that will be not more than 60 days nor fewer than 10 days before the applicable quarterly Dividend Payment Date (each such date, a ‘‘Record Date’’). Dividends will be cumulative from each quarterly Dividend Payment Date, whether or not we have funds legally available for the payment of those dividends.

Dividends payable on shares of our Series A preferred stock for any period shorter than a full quarterly period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Accumulated but unpaid dividends will not bear interest.

No dividend will be declared or paid upon, or any sum set apart for the payment of dividends upon, any outstanding share of our Series A preferred stock with respect to any dividend period unless all dividends for all preceding dividend periods have been declared and paid, or declared and a sufficient sum set apart for the payment of such dividend, upon all outstanding shares of our Series A preferred stock.

No dividends or other distributions (other than a dividend or distribution payable solely in shares of a like or junior ranking or cash in lieu of fractional shares) may be declared, made or paid, or set apart for payment, upon any parity shares or junior shares, nor may any parity shares or junior shares be redeemed, purchased or otherwise acquired for any consideration (or any money paid to or made available for a sinking fund for the redemption of any parity shares or junior shares) by us or on our behalf (except by conversion into or exchange for shares of a like or junior ranking) unless all accumulated and unpaid dividends have been or contemporaneously are declared and paid, or are declared and a sum sufficient for the payment thereof is set apart for such payment, on shares of our Series A preferred stock and any parity shares for all dividend payment periods terminating on or prior to the date of such declaration, payment, redemption, purchase or acquisition. Notwithstanding the preceding, if full dividends have not been paid on shares of our Series A preferred stock and any parity shares, dividends may be declared and paid on shares of our Series A preferred stock and such parity shares so long as the dividends are declared and paid pro rata so that the amounts of dividends declared per share on our Series A preferred stock and such parity shares will in all cases bear to each other the same ratio that accumulated and unpaid dividends per share of our Series A preferred stock and such parity share bear to each other.

Our ability to declare and pay cash dividends and make other distributions with respect to our capital stock, including shares of our Series A preferred stock, may be limited by the terms of any future indebtedness we may incur. In addition, our ability to declare and pay dividends may be limited by applicable Delaware law. See ‘‘Risk Factors — Risks Related to this Offering — We may not be able to pay cash dividends on our Series A preferred stock.’’

Holders of shares of our Series A preferred stock will not have any right to receive dividends that we may declare on shares of our common stock. The right to receive dividends declared on shares of our common stock will be realized only after conversion of such holder’s shares of our Series A preferred stock into shares of our common stock.

Conversion Rights

General

Holders of shares of our Series A preferred stock may, at any time, convert their shares of our Series A preferred stock into fully paid and nonassessable shares of our common stock at a conversion rate of 347.2222 shares of common stock for each share of Series A preferred stock, subject to adjustments as described under ‘‘— Conversion Rate Adjustments.’’ This represents an initial conversion price of $28.80 per share of Series A preferred stock (we refer to such price or adjusted price as the ‘‘Conversion Price’’).

With respect to any shares of our Series A preferred stock that are ‘‘restricted securities’’ on the date of conversion, the shares of common stock issued upon conversion will be treated as ‘‘restricted securities,’’ will bear a legend to such effect and will not be transferable by the recipient thereof except pursuant to an effective registration statement or pursuant to an exemption from the registration requirements of the Securities Act. All such shares will be issued in physical certificated form and will not be eligible for receipt in global form through the facilities of the DTC. With respect to shares of our Series A preferred stock that are no longer ‘‘restricted securities’’ on a conversion date, either as a result of a resale of the shares of our Series A preferred stock pursuant to the registration statement described under ‘‘Registration Rights’’ upon conversion or otherwise, all shares of common stock issued upon conversion will be freely transferable without restriction under the Securities Act (other than by our affiliates), and such shares will be eligible for receipt in global form through the facilities of DTC.

If and only to the extent you elect to convert your shares of our Series A preferred stock in connection with a transaction described in clause (4) of the definition of fundamental change as described below under ‘‘— Repurchase at Option of the Holder upon a Fundamental Change’’ pursuant to which any of the consideration for shares of our common stock (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in such fundamental change transaction consists of cash or property, or of securities that are not traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange, including The Nasdaq Global Market, we will increase the conversion rate by a number of additional shares as described under ‘‘— Adjustment to Conversion Rate upon Certain Fundamental Changes — General.’’ We may in certain circumstances adjust the conversion rate and related conversion obligation so that shares of our Series A preferred stock are convertible into shares of the acquiring or surviving entity as described under ‘‘— Adjustment to Conversion Rate upon Certain Fundamental Changes — Recapitalizations, Reclassifications and Changes in Our Common Stock.’’ We must give notice to all holders at least 15 trading days prior to the anticipated effective date of such a fundamental change and whether we will elect to increase the conversion rate as described in ‘‘— Adjustment to Conversion Rate upon Certain Fundamental Changes — General’’ or adjust the conversion rate as described in ‘‘— Adjustment to Conversion Rate upon Certain Fundamental Changes — Recapitalizations, Reclassifications and Changes in Our Common Stock.’’ We must also give notice to all holders of our Series A preferred stock that such a fundamental change has become effective. Holders may surrender shares of our Series A preferred stock for conversion and receive the additional shares described under ‘‘— Adjustment to Conversion Rate upon Certain Fundamental Changes — General’’ at any time from and after the date which is 15 days prior to the anticipated effective date of such fundamental change until and including the date which is 15 days after the actual effective date (or, if such transaction also results in holders having a right to require us to repurchase their shares of our Series A preferred stock, until the fundamental change repurchase date).

Limitation on Beneficial Ownership

Notwithstanding the foregoing, no holder of Series A preferred stock will be entitled to receive shares of our common stock upon conversion to the extent (but only to the extent) that such receipt would cause such converting holder to become, directly or indirectly, a ‘‘beneficial owner’’ (within the meaning of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) of more than 9.9% of the shares of common stock outstanding at such time. Any purported delivery of shares of our common stock upon conversion of Series A preferred stock shall be void and have no effect to the extent (but only to the extent) that such delivery would result in the converting holder becoming the beneficial owner of more than the specified percentage of the shares of common stock outstanding at such time. If any delivery of shares of our common stock owed to a holder upon conversion of Series A preferred stock is not made, in whole or in part, as a result of this limitation, our obligation to make such delivery shall not be extinguished and we shall deliver such shares as promptly as practicable after, but in no event later than two trading days after, any such converting holder gives notice to us that such delivery would not result in it being the beneficial owner of more than 9.9% of the shares of common stock outstanding at such time.

Conversion Procedures

A holder of shares of our Series A preferred stock may convert any or all of those shares by surrendering to us at our principal office or at the office of the transfer agent, as may be designated by our board of directors, the certificate or certificates for those shares of our Series A preferred stock accompanied by a written notice stating that the holder elects to convert all or a specified whole number of those shares in accordance with the provisions described in this prospectus and specifying the name or names in which the holder wishes the certificate or certificates for shares of common stock to be issued. In case the notice specifies a name or names other than that of the holder, the notice must be accompanied by payment of all transfer taxes payable upon the issuance of shares of common stock in that name or names. Other than those taxes, we will pay any documentary, stamp or similar issue or transfer taxes that may be payable in respect of any issuance or delivery of shares of common stock upon conversion of shares of our Series A preferred stock. As promptly as practicable after the surrender of that certificate or certificates and the receipt of the notice relating to the conversion and payment of all required transfer taxes, if any, or the demonstration to our satisfaction that those taxes have been paid, we will deliver or cause to be delivered (1) certificates representing the number of validly issued, fully paid and nonassessable full shares of common stock to which the holder, or the holder’s transferee, of shares of our Series A preferred stock being converted will be entitled and (2) if less than the full number of shares of our Series A preferred stock evidenced by the surrendered certificate or certificates is being converted, a new certificate or certificates, of like tenor, for the number of shares evidenced by the surrendered certificate or certificates less the number of shares being converted. This conversion will be deemed to have been made at the close of business on the date of giving the notice and of surrendering the certificate or certificates representing the shares of our Series A preferred stock to be converted so that the rights of the holder thereof as to the shares being converted will cease except for the right to receive shares of common stock, and the person entitled to receive the shares of common stock will be treated for all purposes as having become the record holder of those shares of common stock at that time.

In lieu of the foregoing procedures, if shares of our Series A preferred stock are held in global form, you must comply with DTC procedures to convert your beneficial interest in respect of shares of our Series A preferred stock.

If a holder of shares of our Series A preferred stock exercises conversion rights, upon delivery of the shares for conversion, those shares will cease to cumulate dividends as of the end of the day immediately preceding the date of conversion. Holders of shares of our Series A preferred stock who convert their shares into shares of our common stock will not be entitled to, nor will the conversion rate be adjusted for, any accumulated and unpaid dividends. Instead, accumulated dividends, if any, will be canceled. Accordingly, shares of our Series A preferred stock surrendered for conversion after the close of business on any Record Date and before the opening of business on the Dividend Payment Date relating to that Record Date must be accompanied by a payment in cash of an amount equal to the dividend payable in respect of those shares for the dividend period in which the shares are converted. A holder of shares of our Series A preferred stock on a Record Date who converts such shares into shares of our common stock on the corresponding Dividend Payment Date will be entitled to receive the dividend payable on such shares of our Series A preferred stock on such Dividend Payment Date and the converting holder need not include payment of the amount of such dividend upon surrender of shares of our Series A preferred stock for conversion. Except as provided above with respect to a voluntary conversion, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the shares of common stock issued upon conversion.

Notwithstanding the foregoing, if shares of our Series A preferred stock are converted during the period between the close of business on any Record Date and the opening of business on the corresponding Dividend Payment Date, and we have specified a fundamental change repurchase date or mandatory conversion date during such period, the holder who tenders such shares for conversion will receive the dividend payable on such Dividend Payment Date and need not include payment of the amount of such dividend upon surrender of shares of our Series A preferred stock for conversion.

In connection with the conversion of any shares of our Series A preferred stock, no fractional shares of common stock will be issued, but we will pay a cash adjustment in respect of any fractional interest in an amount equal to the fractional interest multiplied by the last reported sale price of shares of our common stock on The Nasdaq Global Market (or such other national securities exchange or automated quotation system on which the shares of common stock are then listed or authorized for quotation or, if not so listed or authorized for quotation, an amount determined in good faith by our board of directors to be the fair value of the shares of common stock) on the trading day immediately preceding the date the shares of our Series A preferred stock are surrendered for conversion. If more than one share of Series A preferred stock will be surrendered for conversion by the same holder at the same time, the number of full shares of common stock issuable on conversion of those shares will be computed on the basis of the total number of shares of our Series A preferred stock so surrendered.

We will at all times reserve and keep available, free from preemptive rights, for issuance upon the conversion of shares of our Series A preferred stock, a number of our authorized but unissued shares of common stock that will from time to time be sufficient to permit the conversion of all outstanding shares of our Series A preferred stock.

The conversion of shares of our Series A preferred stock into common stock may subject the holder of such common stock to the limitations on interested stockholder transactions in the Delaware General Corporation Law. See ‘‘Description of Capital Stock — Anti-Takeover Provisions.’’

Before the delivery of any securities that we will be obligated to deliver upon conversion of shares of our Series A preferred stock, we will comply with all applicable foreign or United States federal and state laws and regulations that require action to be taken by us. All shares of common stock delivered upon conversion of shares of our Series A preferred stock will upon delivery be duly and validly issued, fully paid and nonassessable, free of all liens and charges and not subject to any preemptive rights.

Conversion Rate Adjustments

The conversion rate (as well as the stock price (as defined below) used to determine the number of additional shares described under ‘‘— Adjustment to Conversion Rate upon Certain Fundamental Changes’’) will be adjusted as described below, except that we will not make any adjustments to the conversion rate (or the stock price used to determine the number of additional shares) if holders of shares of our Series A preferred stock participate in any of the transactions described below, based on the conversion rate then in effect.

(1) If we issue shares of our common stock as a dividend or distribution on shares of our common stock, or if we effect a share split or share combination, the conversion rate will be adjusted based on the following formula:

where,

CR(o) =	the conversion rate in effect immediately prior to such event

CR(1) =	the conversion rate in effect immediately after such event

OS(o) =	the number of shares of our common stock outstanding immediately prior to such event

OS(1) =	the number of shares of our common stock outstanding immediately after such event

(2) If we issue to all or substantially all holders of shares of our common stock any rights, warrants or options entitling them for a period of not more than 60 days to subscribe for or purchase shares of our common stock, or securities convertible into shares of our common stock, at a price per share or a conversion price per share less than the last reported sale price of shares of our common stock on the trading day immediately preceding the day on which such issuance is announced, the conversion rate will be adjusted based on the following formula (provided that the conversion rate will be readjusted to the extent that such rights, warrants or options are not exercised prior to their expiration):

where,

CR(o) =	the conversion rate in effect immediately prior to such event

CR(1) =	the conversion rate in effect immediately after such event

OS(o) =	the number of shares of our common stock outstanding immediately prior to such event

X =	the total number of shares of our common stock issuable pursuant to such rights, warrants or options

Y =
the number of shares of our common stock equal to the aggregate price payable to exercise such rights divided by the average of the last reported sale prices of shares of our common stock for the ten consecutive trading days prior to the trading day immediately preceding the record date for the issuance of such rights, warrants or options

(3) If we distribute shares of our capital stock, evidences of our indebtedness or other assets or property of ours to all or substantially all holders of shares of our common stock, excluding:

•	dividends, distributions, rights, warrants, options or securities referred to in clause (1) or (2) above; and

•	dividends or distributions in cash referred to in clause (4) below;

then the conversion rate will be adjusted based on the following formula:

where,

CR(o) =	the conversion rate in effect immediately prior to such distribution CR(1) = the conversion rate in effect immediately after such distribution

SP(o) =
the average of the last reported sale prices of shares of our common stock for the ten consecutive trading days prior to the trading day immediately preceding the ex-dividend date for such distribution

FMV =
the fair market value (as determined by our board of directors) of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of common stock on the ex-dividend date for such distribution

With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on shares of our common stock or shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, which we refer to as a ‘‘spin-off,’’ the conversion rate in effect immediately before the close of business on the record date fixed for determination of stockholders entitled to receive the distribution will be increased based on the following formula, and not the first formula described in this clause (3):

where,

CR(o) =	the conversion rate in effect immediately prior to such distribution

CR(1) = the conversion rate in effect immediately after such distribution

FMV =
the average of the last reported sale prices of the capital stock or similar equity interest distributed to holders of shares of our common stock applicable to one of our shares of common stock over the first 10 trading days after the effective date of the spin-off

MP(o)=	the average of the last reported sale prices of shares of our common stock over the first 10 consecutive trading days after the effective date of the spin-off

(4) If we make cash dividends or distributions to all or substantially all holders of shares of our common stock, the conversion rate will be adjusted based on the following formula:

where,

CR(o) =	the conversion rate in effect immediately prior to the record date for such distribution

CR(1) = the conversion rate in effect immediately after the ex dividend date for such distribution

SP(o) =	the average of the last reported sale prices of shares of our common stock for the ten consecutive trading days prior to the trading day immediately preceding the ex dividend date of such distribution

C =	the amount in cash per share we distribute to holders of shares of our common stock

(5) If we or any of our subsidiaries purchase shares of our common stock pursuant to a tender offer or exchange offer which involves an aggregate consideration for each share purchased that exceeds the last reported sale price of shares of our common stock on the trading day immediately after the last date on which tenders or exchanges may be made pursuant to the tender offer or exchange offer, the conversion rate will be increased based on the following formula:

where,

CR(o) =	the conversion rate in effect on the date such tender offer or exchange offer expires

CR(1) =	the conversion rate in effect on the day immediately after the date such tender offer or exchange offer expires

AC =
the aggregate value of all cash and any other consideration (as determined by our board of directors) paid or payable for all shares of common stock that the Company or one of its subsidiaries purchases in the tender offer or exchange offer

OS(o) =	the number of shares of our common stock outstanding immediately prior to the date such tender offer or exchange offer expires

OS(1) =	the number of shares of our common stock outstanding immediately after the date such tender offer or exchange offer expires

SP(1) =
the average of the last reported sale prices of shares of our common stock for the ten consecutive trading days commencing on the trading day immediately after the date such tender offer or exchange offer expires

If, however, the application of the foregoing formula would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made.

To the extent that we adopt any stockholder rights plan, upon conversion of shares of our Series A preferred stock into shares of our common stock, you will receive, in addition to shares of our common stock, the rights under the rights plan unless the rights have separated from shares of our common stock at the time of conversion, in which case the conversion rate will be adjusted as if we distributed to all holders of shares of our common stock, shares of our capital stock, evidences of indebtedness or assets or property as described above in clause (3), subject to readjustment in the event of the expiration, termination or redemption of such rights.

No adjustment to the conversion rate or the ability of a holder of shares of our Series A preferred stock to convert will be made if the holder will otherwise participate in any of the aforementioned dividends, issuances or other distributions without conversion solely as a holder of shares of our Series A preferred stock.

Except as stated herein, we will not adjust the conversion rate for the issuance of shares of our common stock or any securities convertible into or exchangeable for shares of our common stock or the right to purchase shares of our common stock or such convertible or exchangeable securities.

In particular, the applicable conversion rate will not be adjusted:

•
upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•
upon the issuance of any shares of our common stock or options or rights to purchase those shares to any present or future employee, director or consultant, or pursuant to any benefit plan or program of ours or assumed by us or any of our subsidiaries;

•
upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date shares of our Series A preferred stock were first issued;

•	for a change in the par value of the shares of common stock; or

•	for accrued and unpaid dividends.

Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share. We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate; provided, that we will carry forward any adjustments that are less than 1% of the conversion rate, take such carried-forward adjustments into account in any subsequent adjustments, and make such carried forward adjustments, regardless of whether the aggregate adjustment is less than 1%, within one year of the first such adjustment carried forward or if we have called shares of our Series A preferred stock for mandatory conversion as described in ‘‘— Mandatory Conversion.’’

If we:

•	reclassify or change shares of our common stock (other than changes in par value or resulting from a subdivision or combination); or

•	consolidate or combine with or merge into or are a party to a binding share exchange with any person or sell or convey to another person all or substantially all of our property and assets,

and the holders of shares of our common stock receive (or the shares of common stock are converted into) stock, other securities or other property or assets (including cash or any combination thereof) with respect to or in exchange for their shares of common stock, then, following such reclassification, change, consolidation, combination, merger, share exchange, sale or conveyance, each share of Series A preferred stock then outstanding will, without the consent of any holder of shares of our Series A preferred stock, be convertible at any time at the option of the holder thereof only into the kind and amount of securities, cash and other property receivable, upon such reclassification, change, consolidation, combination, merger, share exchange, sale or conveyance, by a holder of the number of shares of common stock into which such shares of our Series A preferred stock were convertible immediately prior thereto, after giving effect to any adjustment event. In the event holders of our common stock have the opportunity to elect the form of consideration to be received in such transaction, the type and amount of consideration that holders of the Series A preferred stock would have been entitled to receive will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our common stock that affirmatively make an election. In such a case, any increase in the conversion rate by additional shares as described under ‘‘— Adjustment to Conversion Rate upon Certain Fundamental Changes — General’’ will not be payable in shares of our common stock, but will represent a right to the aggregate amount of securities, cash and other property into which the additional shares would convert upon such reclassification, change, consolidation, combination, merger, share exchange, sale or conveyance. Notwithstanding the first sentence of this paragraph, if we adjust the conversion rate and our conversion obligation as described in ‘‘— Adjustment to Conversion Rate upon Certain Fundamental Changes — Recapitalizations, Reclassifications and Changes in Our Common Stock,’’ the provisions described in that section will apply.

If a taxable distribution to holders of shares of our common stock or other transaction occurs which results in any adjustment of the conversion rate, you may in certain circumstances be deemed to have received a distribution subject to United States federal income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of shares of our common stock. See ‘‘Certain Federal Income Tax Considerations.’’

To the extent permitted by law, from time to time we may increase the conversion rate by any amount for any period of at least 20 days. In that case, we will give at least 15 days’ notice of the increase. We may also increase the conversion rate, as our board of directors deems advisable to avoid or diminish any income tax to holders of shares of our common stock resulting from any dividend or distribution of shares (or rights to acquire shares) or from any event treated as such for income tax purposes. In no event will we take any action that would require adjustment to the conversion rate, nor will we adjust the conversion rate, if such conversion rate adjustment would require us to issue, upon conversion of shares of our Series A preferred stock, a number of shares of common stock that would require us to obtain prior stockholder approval under the rules and regulations applicable to companies quoted on The Nasdaq Global Market, or, if applicable, in addition to the rules and regulations of The Nasdaq Global Market, the rules of the exchange or quotation system on which shares of our common stock are then traded without obtaining such prior stockholder approval.

Adjustment to Conversion Rate upon Certain Fundamental Changes

General

If and only to the extent you elect to convert your shares of our Series A preferred stock in connection with a transaction described in clause (4) of the definition of fundamental change as described below under ‘‘— Repurchase at Option of Holder upon a Fundamental Change’’ pursuant to which any of the consideration for shares of our common stock (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in such fundamental change transaction consists of cash or property, or of securities that are not traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange, including The Nasdaq Global Market, we will increase the conversion rate for shares of our Series A preferred stock surrendered for conversion by a number of additional shares (the ‘‘additional shares’’) as described below. The number of additional shares will be determined by reference to the table below, based on the date on which such fundamental change transaction becomes effective (the ‘‘effective date’’) and the price (the ‘‘stock price’’) paid per share for our common stock in such a fundamental change transaction. If holders of shares of our common stock receive only cash in such a fundamental change transaction, the stock price shall be the cash amount paid per share. Otherwise, the stock price will be the average of the last reported sale prices of shares of our common stock on the five trading days prior to but not including the effective date of such fundamental change transaction.

The stock prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the conversion rate of shares of our Series A preferred stock is adjusted, as described above under ‘‘— Conversion Rights — Conversion Rate Adjustments.’’ The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under ‘‘— Conversion Rights — Conversion Rate Adjustments.’’

The following table sets forth the hypothetical stock price and number of additional shares issuable per share of Series A preferred stock:

Effective Date of Fundamental Change	Stock Price
	$22.50	$24.00	$26.00	$28.00	$30.00	$32.00	$34.00	$36.00	$38.00	$40.00	$50.00	$100.00
November 15, 2006	125.1916	112.7394	98.6493	86.8621	76.9078	68.4331	61.1640	54.8875	49.4359	44.6838	28.0438	0.0000
November 15, 2007	119.1733	106.2799	91.8035	79.6813	69.5118	60.9293	53.6445	47.4294	42.1020	37.5145	22.1514	0.0000
November 15, 2008	112.8316	99.0140	83.3285	70.2635	59.3711	50.2328	42.6669	36.3053	31.0015	26.5798	13.2602	0.0000
November 15, 2009	103.2778	88.9436	72.2762	57.6953	45.0471	33.9303	24.2516	16.0308	9.4991	4.2110	0.0508	0.0000
November 15, 2010	103.4338	89.1099	72.3105	57.8835	45.0474	33.9547	24.2584	15.9394	9.3151	4.5940	0.0000	0.0000
November 15, 2011	107.8516	93.3807	76.3882	61.6681	48.5998	37.2356	27.1972	18.4828	11.2773	6.1103	0.0000	0.0000
November 15, 2012	112.6436	97.9474	80.6897	65.5610	52.2321	40.4056	29.9234	20.7100	12.9407	7.3243	0.0000	0.0000
November 15, 2013	112.6338	97.9361	80.6778	65.5496	52.2221	40.3968	29.9163	20.7044	12.9367	7.3215	0.0000	0.0000
November 15, 2014	113.2449	98.3836	80.8866	65.5813	51.9824	39.9337	29.3084	19.8203	12.0286	6.6660	0.0000	0.0000
November 15, 2015	113.2658	98.4011	80.9005	65.5974	51.9961	39.9503	29.3328	19.8494	12.0673	6.7143	0.0000	0.0000
November 15, 2016	111.9867	97.0144	79.3978	63.9342	50.2894	38.1875	27.5195	18.3064	10.7762	5.8840	0.0000	0.0000

The stock prices and additional share amounts set forth above are based upon a closing sale price of $24.44 at November 9, 2006 and an initial Conversion Price of $28.80.

The exact stock prices and effective dates may not be set forth on the table in which case, if the stock price is:

•
between two stock price amounts on the table or the effective date is between two dates on the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365 day year;

•	in excess of $100 per share (subject to adjustment), no additional shares will be issued upon conversion; or

•	less than $22.50 per share (subject to adjustment), no additional shares will be issued upon conversion.

Recapitalizations, Reclassifications and Changes in Our Common Stock

Following any reclassification, consolidation or merger of our company with or into another person or any merger of another person with or into us (with certain exceptions), or any sale or other disposition of all or substantially all of our assets (computed on a consolidated basis), a holder of a share of Series A preferred stock (or a successor preferred stock) then outstanding will, upon conversion of such Series A preferred stock, be entitled to receive the kind and amount of securities, cash and other property receivable upon such reclassification, consolidation, merger, sale or other disposition by a holder of the number of shares of common stock into which such Series A preferred stock was convertible immediately prior thereto, after giving effect to any adjustment event. In the event holders of our common stock have the opportunity to elect the form of consideration to be received in such transaction, the type and amount of consideration that holders of the Series A preferred stock would have been entitled to receive will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our common stock that affirmatively make an election. We will agree in the purchase agreement not to become a party to any such transaction unless its terms are consistent with the foregoing. This provision does not limit the rights of holders in the event of a fundamental change (as defined below under ‘‘— Repurchase at the Option of the Holder upon a Fundamental Change’’), including our obligation to increase the conversion rate by the additional number of shares in connection with a fundamental change described under ‘‘— Adjustments to Conversion Rate upon Certain Fundamental Changes — General.’’

Mandatory Conversion

At any time on or after November 20, 2009, we may at our option cause the shares of our Series A preferred stock to be automatically converted into that number of shares of our common stock for each Series A preferred share equal to the then prevailing conversion rate. We may exercise this right only if the closing price of our common stock equals or exceeds 150% of the then prevailing Conversion Price for at least 20 trading days in any consecutive 30-day trading period, including the last trading day of such 30-day period, ending on the trading day prior to our issuance of a press release announcing the mandatory conversion as described below.

To exercise the mandatory conversion right described above, we must issue a press release through a public medium that is customary for such press releases prior to the opening of business on the first trading day following any date on which the conditions described in the preceding paragraph are met, announcing such a mandatory conversion. We will also give notice by mail or by publication (with subsequent prompt notice by mail) to the holders of the shares of our Series A preferred stock (not more than four business days after the date of the press release) of the mandatory conversion announcing our intention to convert the shares of our Series A preferred stock. The conversion date will be a date selected by us (the ‘‘Mandatory Conversion Date’’) and will be not less than 15 days nor more than 30 days after the date on which we issue such press release.

In addition to any information required by applicable law or regulation, the press release and notice of a mandatory conversion shall state, as appropriate:

•	the Mandatory Conversion Date;

•	the number of shares of our common stock to be issued upon conversion of each share of our Series A preferred stock;

•	the number of shares of our Series A preferred stock to be converted; and

•	that dividends on shares of our Series A preferred stock to be converted will cease to accrue on the Mandatory Conversion Date.

On and after the Mandatory Conversion Date, dividends will cease to accrue on the shares of our Series A preferred stock called for a mandatory conversion and all rights of holders of such shares of our Series A preferred stock will terminate except for the right to receive the shares of our common stock issuable upon conversion thereof. The dividend payment with respect to the shares of our Series A preferred stock called for a mandatory conversion on a date during the period between the close of business on any Record Date for the payment of dividends to the close of business on the corresponding Dividend Payment Date will be payable on such Dividend Payment Date to the record holder of such share on such Record Date if such share has been converted after such Record Date and prior to such Dividend Payment Date. Except as provided in the immediately preceding sentence and the immediately succeeding paragraph with respect to a mandatory conversion, no payment or adjustment will be made upon conversion of shares of our Series A preferred stock for accumulated and unpaid dividends or for dividends with respect to the shares of common stock issued upon such conversion.

We may not authorize, issue a press release or give notice of any mandatory conversion unless, prior to giving the notice of mandatory conversion, all accumulated and unpaid dividends on shares of our Series A preferred stock for periods ended prior to the date of such notice of mandatory conversion shall have been paid.

In addition to the mandatory conversion provision described above, if there are fewer than 250 shares of our Series A preferred stock outstanding, we may, at any time on or after November 20, 2009, at our option, cause the shares of our Series A preferred stock to be automatically converted into that number of shares of common stock calculated pursuant to the then prevailing conversion rate. The provisions of the immediately preceding four paragraphs shall apply to any such mandatory conversion. We may exercise this right regardless of the price of our common stock.

Repurchase at Option of the Holder upon a Fundamental Change

Upon the occurrence of a fundamental change (as defined below in this section), you will have the right to require us to repurchase all or a portion of your shares of our Series A preferred stock, but only from funds legally available for such repurchase at a repurchase price equal to 100% of the liquidation preference of the shares of our Series A preferred stock to be repurchased plus any accrued and unpaid dividends to, but excluding, the repurchase date. This right of holders will be subject to any obligation of ours to repay or repurchase any indebtedness or senior shares, if any, in connection with a fundamental change, and to any contractual restrictions then contained in our indebtedness or relating to our senior shares.

We may be unable to repurchase shares of our Series A preferred stock in the event of a fundamental change. If a fundamental change were to occur, we may not have enough funds to pay the repurchase price for all tendered shares of our Series A preferred stock. In addition, any credit agreements or other agreements relating to future indebtedness may contain provisions prohibiting repurchase of shares of our Series A preferred stock under some circumstances or expressly prohibit our repurchase of shares of our Series A preferred stock upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement.

We may, at our option, elect to pay the repurchase price in cash or in shares of our common stock valued at a discount of 5% from the market price of shares of our common stock, or any combination thereof.

Under Delaware law, we may repurchase shares of our Series A preferred stock only if our total assets would be greater than the sum of our total liabilities plus, unless our certificate of incorporation permits otherwise, the amount needed, if we were to be dissolved at the time of the repurchase, to satisfy the preferential rights, upon dissolution, of stockholders whose preferential rights on dissolution are superior to the holders of shares of our Series A preferred stock.

In some fundamental changes, holders of shares of our Series A preferred stock who elect to convert their shares of our Series A preferred stock rather than exercise their repurchase right will be entitled to receive additional shares as described under ‘‘— Adjustment to Conversion Rate upon Certain Fundamental Changes — General.’’

Within 15 days after the occurrence of a fundamental change, we are obligated to give you notice specifying:

•	the events causing a fundamental change;

•
whether the fundamental change falls under (4) of the definition of fundamental change, in which case the conversion adjustments described under ‘‘— Adjustment to Conversion Rate upon Certain Fundamental Changes’’ will be applicable;

•	the effective date of the fundamental change;

•	the last date on which a holder may exercise the repurchase right;

•	the fundamental change repurchase price;

•	the fundamental change repurchase date;

•	the name and address of the transfer and paying agent;

•	the conversion rate and any adjustments to the conversion rate; and

•	the procedures that holders must follow to require us to repurchase their shares of our Series A preferred stock.

We must also give notice to all holders at least 15 trading days prior to the anticipated effective date of such a fundamental change. See ‘‘— Conversion Rights — General.’’

Simultaneously with providing such notices, we will issue a press release and publish the information through a public medium customary for such press releases.

To exercise the repurchase right, you must deliver, before the close of the business day preceding the 45th day after the date of our notice, written notice to the transfer agent of your exercise of your repurchase right, together with the shares of our Series A preferred stock with respect to which the right is being exercised. We are required to repurchase the shares of our Series A preferred stock on the date that is 45 days after the date of our notice. See ‘‘— Procedure for Tendering Shares of Series A Preferred Stock for Repurchase’’ for details on how to tender your shares of our Series A preferred stock for repurchase.

A ‘‘fundamental change’’ will be deemed to have occurred at the time after the shares of our Series A preferred stock are originally issued that any of the following occurs:

(1) any ‘‘person’’ or ‘‘group’’ (as such terms are used in Section 13(d) or 14(d) of the Exchange Act) is or becomes the ‘‘beneficial owner’’ (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause such person or group shall be deemed to have ‘‘beneficial ownership’’ of all securities that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of 50% or more of the total voting power of all classes of our capital stock then outstanding and normally entitled to vote in the election of directors without regard to the occurrence of any contingency (the ‘‘voting stock’’);

(2) during any period of two consecutive years, individuals who at the beginning of such period constituted our board of directors (together with any new directors (i) appointed by our board of directors pursuant to our by-laws to fill a vacant seat on our board of directors prior to the next annual meeting of our stockholders or (ii) whose election to our board of directors or whose nomination for election by our stockholders was approved by a vote of 66-2/3% of our directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of our board of directors then in office;

(3) the termination of trading of our common stock, which shall be deemed to have occurred at any time after the shares of our Series A preferred stock are originally issued that shares of our common stock (or other shares of capital stock into which the shares of our Series A preferred stock are then convertible) are neither quoted on The Nasdaq Global Market nor approved for trading or quoted on any other U.S. securities exchange or another established over-the-counter trading market in the United States; or

(4) we consolidate with or merge with or into another person or another person merges with or into us or the sale, assignment, transfer, lease (other than pursuant to an operating lease entered into in the ordinary course of business), conveyance or other disposition of all or substantially all our assets and the assets of certain of our subsidiaries, taken as a whole, to another person and, in the case of any such merger or consolidation, our securities that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of our voting stock are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving person that represent, immediately after such transaction, at least a majority of the aggregate voting power of the voting stock of the surviving person.

However, notwithstanding the foregoing, holders of shares of our Series A preferred stock will not have the right to require us to repurchase any shares of our Series A preferred stock (and we will not be required to deliver the notice incidental thereto), if either:

(A) the last reported sale price of shares of our common stock for any five trading days within the 10 consecutive trading days ending immediately before the later of the fundamental change or the public announcement thereof, equals or exceeds 105% of the applicable Conversion Price of the shares of our Series A preferred stock immediately before the fundamental change or the public announcement thereof;

(B) all of the consideration, excluding cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights, in the transaction or transactions constituting the fundamental change consists of shares of capital stock traded on a U.S. national securities exchange, including The Nasdaq Global Market, or which will be so traded or quoted when issued or exchanged in connection with a fundamental change (these securities being referred to as ‘‘publicly traded securities’’) and as a result of this transaction or transactions shares of our Series A preferred stock become convertible into such publicly traded securities; or

(C) in the case of clause (4) above, the transaction is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of our outstanding shares of common stock solely into shares of common stock of the surviving entity.

For purposes of the above paragraph the term ‘‘capital stock’’ of any person means any and all shares (including ordinary shares or American depositary shares), interests, participations or other equivalents however designated of corporate stock or other equity participations, including partnership interests, whether general or limited, of such person and any rights (other than debt securities convertible or exchangeable into an equity interest), warrants or options to acquire an equity interest in such person.

The definition of fundamental change includes a phrase relating to the conveyance, transfer, sale, lease or disposition of ‘‘all or substantially all’’ of our and our subsidiaries’ assets. There is no precise, established definition of the phrase ‘‘substantially all’’ under applicable law. Accordingly, the ability of a holder of shares of our Series A preferred stock to require us to repurchase their shares of our Series A preferred stock as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our and our subsidiaries’ assets may be uncertain.

The term ‘‘fundamental change’’ is limited to specified transactions and may not include other events that might adversely affect our financial condition, business or results of operations. Our obligation to offer to repurchase shares of our Series A preferred stock upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us or our business.

Procedure for Tendering Series A Preferred Stock for Repurchase

Our notice of an upcoming repurchase date described in ‘‘Repurchase at Option of the Holder Upon a Fundamental Change’’ will be given to all holders of shares of our Series A preferred stock at their addresses shown in the register of the transfer agent of the Company. We will also give notice to beneficial owners to the extent required by applicable law. Our notice of an upcoming repurchase date will state, among other things, the procedures that holders must follow to require us to repurchase their shares of our Series A preferred stock.

Your notice that you have elected to tender your shares of our Series A preferred stock for repurchase must include:

(1) if certificated shares of our Series A preferred stock have been issued, the certificate numbers (or, if the shares of our Series A preferred stock are not certificated, the repurchase notice must comply with appropriate DTC procedures);

(2) the number of shares of our Series A preferred stock to be repurchased; and

(3) that the shares of our Series A preferred stock are to be repurchased by us pursuant to the applicable provisions of the Series A preferred stock certificate and certificate of designation.

You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the transfer agent prior to the close of business on the day prior to the repurchase date. The withdrawal notice must state:

(1) the number of shares of our Series A preferred stock being withdrawn;

(2) if certificated shares of our Series A preferred stock have been issued, the certificate numbers of the withdrawn shares of our Series A preferred stock (or, if the shares of our Series A preferred stock are not certificated, the withdrawal notice must comply with appropriate DTC procedures); and

(3) the number, if any, of shares of our Series A preferred stock which remain subject to the repurchase notice.

If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the shares of our Series A preferred stock listed in the notice.

Payment of the repurchase price for a share of our Series A preferred stock for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of such share of our Series A preferred stock, together with necessary endorsements, to the transfer agent at its office in the Borough of Manhattan, City of New York, or any other office of the transfer agent. Payment of the repurchase price for the shares of our Series A preferred stock will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the shares of our Series A preferred stock. If the paying agent holds money or shares of common stock sufficient to pay the repurchase price, then, on and after the repurchase date:

•	the shares of our Series A preferred stock will cease to be outstanding;

•	dividends will cease to accrue; and

•	all other rights of the holder will terminate, other than the right to receive the repurchase price,

whether or not book-entry transfer of the shares of our Series A preferred stock has been made or the shares of our Series A preferred stock have been delivered to the paying agent. We will promptly pay the repurchase price for the shares of our Series A preferred stock surrendered for repurchase following the repurchase date.

We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of an offer by us to repurchase the shares of our Series A preferred stock upon a fundamental change. We will file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the shares of our Series A preferred stock upon a fundamental change.

We will not be required to repurchase any shares of our Series A preferred stock upon the occurrence of a fundamental change if a third party makes an offer to purchase the shares of our Series A preferred stock in the manner, at the price, at the times and otherwise in compliance with the requirements described in this section and purchases all shares of our Series A preferred stock validly tendered and not withdrawn.

The fundamental change repurchase provision of the shares of our Series A preferred stock may, in certain circumstances, make more difficult or discourage a takeover of our company. The fundamental change repurchase feature, however, is not the result of our knowledge of any specific effort to accumulate shares of our common stock, to obtain control of us by means of a merger, tender offer solicitation or otherwise or by management to adopt a series of anti-takeover provisions. Instead, the fundamental change repurchase feature is a term contained in many convertible securities similar to our Series A preferred stock.

Voting Rights

Holders of shares of our Series A preferred stock will not have any voting rights except as described below. Whenever (1) dividends on any shares of our Series A preferred stock or any other class or series of stock ranking on a parity with the shares of our Series A preferred stock with respect to the payment of dividends shall be in arrears for dividend periods, whether or not consecutive, containing in the aggregate a number of days equivalent to six calendar quarters or (2) we fail to pay the repurchase price, plus accrued and unpaid dividends, if any, on the fundamental change repurchase date for shares of our Series A preferred stock following a fundamental change, then, in each case, the holders of shares of our Series A preferred stock (voting separately as a class with all other series of other preferred stock on parity with our Series A preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two directors, in addition to those directors on the board of directors at such time, at the next annual meeting of stockholders and each subsequent meeting until the repurchase price or all dividends accumulated on shares of our Series A preferred stock have been fully paid or set aside for payment. The term of office of all directors elected by the holders of shares of our Series A preferred stock will terminate immediately upon the termination of the right of the holders of shares of our Series A preferred stock to vote for directors. Each holder of our Series A preferred stock will have one vote for each share held of our Series A preferred stock.

So long as any shares of our Series A preferred stock remain outstanding, we will not, without the consent of the holders of at least two-thirds of the shares of our Series A preferred stock outstanding at the time, voting separately as a class with all other series of preferred stock on parity with our Series A preferred stock upon which like voting rights have been conferred and are exercisable, issue or increase the authorized amount of any class or series of shares ranking senior to the outstanding shares of our Series A preferred stock as to dividends or upon liquidation. In addition, we will not amend, alter or repeal provisions of our certificate of incorporation, including the certificate of designation relating to our Series A preferred stock, whether by merger, consolidation or otherwise, so as to adversely amend, alter or affect any power, preference or special right of the outstanding shares of our Series A preferred stock or the holders thereof without the affirmative vote of not less than two-thirds of the issued and outstanding shares of our Series A preferred stock; provided, however, that any increase in the amount of the authorized shares of common stock or authorized preferred stock or the creation and issuance of other series of shares of common stock or preferred stock ranking on a parity with or junior to the shares of our Series A preferred stock as to dividends and upon liquidation will not be deemed to adversely affect such powers, preference or special rights.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of our company resulting in a distribution of assets to the holders of any class or series of our capital stock, each holder of shares of our Series A preferred stock will be entitled to payment out of our assets available for distribution of an amount equal to the liquidation preference per share of Series A preferred stock held by that holder, plus all accumulated and unpaid dividends on those shares to the date of that liquidation, dissolution, or winding up, before any distribution is made on any junior shares, including shares of our common stock, but after any distributions on any of our indebtedness or senior shares. After payment in full of the liquidation preference and all accumulated and unpaid dividends to which holders of shares of our Series A preferred stock are entitled, holders will not be entitled to any further participation in any distribution of our assets. If, upon any voluntary or involuntary liquidation, dissolution or winding up of our company, the amounts payable with respect to shares of our Series A preferred stock and all other parity shares are not paid in full, holders of shares of our Series A preferred stock and holders of the parity shares will share equally and ratably in any distribution of our assets in proportion to the liquidation preference and all accumulated and unpaid dividends to which each such holder is entitled.

Neither the voluntary sale, conveyance, exchange or transfer, for cash, shares of stock, securities or other consideration, of all or substantially all of our property or assets nor the consolidation, merger or amalgamation of our company with or into any corporation or the consolidation, merger or amalgamation of any corporation with or into our company, will be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of our company.

We are not required to set aside any funds to protect the liquidation preference of shares of our Series A preferred stock, although the liquidation preference will be substantially in excess of the par value of the shares of our Series A preferred stock.

Registration Rights

On November 9, 2006, we entered into a registration rights agreement with the initial purchaser. Under the registration rights agreement, we agreed to, at our cost, use our reasonable best efforts to:

•
file, within 90 days of the first date of original issuance of the Series A preferred stock, a shelf registration statement, of which this prospectus is a part, with the SEC to cover resales of shares of our Series A preferred stock and the shares of our common stock issuable upon conversion or our repurchase of shares of our Series A preferred stock;

•
cause the shelf registration statement, of which this prospectus is a part, to be declared effective under the Securities Act, subject to some exceptions, on or before 180 days after the first date of original issuance of the Series A preferred stock;

•
subject to certain ‘‘black-out’’ periods not to exceed 90 days in the aggregate in any consecutive 365-day period, use our reasonable best efforts to cause the shelf registration statement, of which this prospectus is a part, to remain effective, subject to some exceptions, until the earlier of:

o	two years following the issue date of the shares of our Series A preferred stock; and

o
the date on which all shares of our Series A preferred stock or shares of common stock covered by the shelf registration statement, of which this prospectus is a part, have been sold under the shelf registration statement.

We cannot assure you that we will be able to cause to be declared effective or keep effective a registration statement for the required period.

The certificate of designation for our Series A preferred stock provides that if the shelf registration statement is not filed or declared effective by the dates set forth above or if it ceases to be effective or usable in connection with resales of shares of our Series A preferred stock and shares of common stock during the periods specified in the registration rights agreement (including, without limitation, for ‘‘blackout’’ periods that exceed 90 days in the aggregate in any consecutive 365-day period), which we refer to as a registration default, then we will pay to each holder of shares of our Series A preferred stock registrable under the registration rights agreement, with respect to the first 90-day period immediately following the occurrence of a registration default, additional dividends on the shares of our Series A preferred stock computed by increasing the applicable dividend rate for the relevant period by 0.25% per year, and, with respect to any period subsequent to the first 90-day period, additional dividends on the shares of our Series A preferred stock computed by increasing the applicable dividend rate by a further additional 0.25% per year until all registration defaults have been cured. An amount equal to all accrued additional dividends will be payable to the holders entitled to those dividends, in the manner provided for the payment of dividends in the certificate of designation.

Transfer Agent

Our current transfer agent is American Stock Transfer & Trust Company.

Book-Entry System

The shares of our Series A preferred stock was issued in the form of global securities held in book-entry form. DTC or its nominee is the sole registered holder of the shares of our Series A preferred stock. Owners of beneficial interests in shares of our Series A preferred stock represented by the global securities hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities are shown on, and transfers are effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require repurchase of their interests in shares of our Series A preferred stock, in accordance with the procedures and practices of DTC. Beneficial owners will not be holders and will not be entitled to any rights provided to the holders of shares of our Series A preferred stock under the global securities or the certificate of designation. Our company and any of our agents may treat DTC as the sole holder and registered owner of the global securities.

DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a ‘‘banking organization’’ within the meaning of the New York Uniform Commercial Code, and a ‘‘clearing agency’’ registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants’ accounts, eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, including the underwriters, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

  Exchange of Global Securities

Shares of our Series A preferred stock, represented by one or more global securities, will be exchangeable for certificated securities with the same terms only if:

•	DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days; or

•	we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary).

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and related provisions of our restated certificate of incorporation, as amended, and bylaws.

Authorized and Outstanding Capital Stock

Our authorized capital stock consists of 41,500,000 shares of common stock, par value $.01 per share, of which 34,934,864 shares were issued and outstanding on December 31, 2006, and 10,000 shares of preferred stock, par value $.01 per share, issuable in one or more series designated by our board of directors, of which 5750 shares were issued and outstanding on December 31, 2006. In addition, as of December 31, 2006, there were outstanding options to purchase 1,431,000 shares of our common stock, outstanding warrants to purchase 49,500 shares of our common stock and 329,000 shares of our common stock were available for future issuance under our stock option plans. At April 25, 2007, there were 424 holders of record of our common stock.

Common Stock Voting Rights

The holders of our common stock have one vote per share. Holders of our common stock are not entitled to vote cumulatively for the election of directors. Generally, all matters to be voted on by shareholders must be approved by a majority, or, in the case of the election of directors, by a plurality, of the votes entitled to be cast at a meeting at which a quorum is present by all shares of our common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any then outstanding preferred stock.

Dividends

Holders of common stock will share ratably in any dividends declared by the board of directors, subject to the preferential rights of any of our preferred stock then outstanding. Dividends consisting of shares of our common stock may be paid to holders of shares of common stock.

Other Rights

In the event of our liquidation, dissolution or winding up, after payment of liabilities and liquidation preferences on any of our preferred stock then outstanding, the holders of shares of our common stock are entitled to share ratably in all assets available for distribution. Holders of shares of our common stock have no preemptive rights or rights to convert their shares of our common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Anti-Takeover Provisions

Provisions of our Certificate of Incorporation and By-Laws

A number of provisions of our restated certificate of incorporation, as amended, and by-laws concern matters of corporate governance and the rights of shareholders. Some of these provisions, including, but not limited to, the inability of shareholders to take action by unanimous written consent, the filling of vacancies on the board of directors by the affirmative vote of a majority of the remaining directors, and the ability of the board of directors to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof, without further shareholder action, may be deemed to have anti-takeover effect and may discourage takeover attempts not first approved by the board of directors, including takeovers which shareholders may deem to be in their best interests. If takeover attempts are discouraged, temporary fluctuations in the market price of shares of our common stock, which may result from actual or rumored takeover attempts, may be inhibited. These provisions, together with the ability of the board of directors to issue preferred stock without further shareholder action, could also delay or frustrate the removal of incumbent directors or the assumption of control by shareholders, even if the removal or assumption would be beneficial to our shareholders. These provisions could also discourage or inhibit a merger, tender offer or proxy contest, even if favorable to the interests of shareholders, and could depress the market price of our common stock. The board of directors believes these provisions are appropriate to protect our interests and the interests of our shareholders. The board of directors has no present plans to adopt any further measures or devices which may be deemed to have an ‘‘anti-takeover effect.’’

Delaware Anti-Takeover Provisions

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly-held Delaware corporation from engaging in a ‘‘business combination,’’ except under certain circumstances, with an ‘‘interested shareholder’’ for a period of three years following the date such person became an ‘‘interested shareholder’’ unless:

•
before such person became an interested shareholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the interested shareholder becoming an interested shareholder;

•
upon the consummation of the transaction that resulted in the interested shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares held by directors who are also officers of the corporation and shares held by employee stock plans; or

•
at or following the time such person became an interested shareholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of shareholders by the affirmative vote of the holders of 66⅔% of the outstanding voting stock of the corporation which is not owned by the interested shareholder.

The term ‘‘interested shareholder’’ generally is defined as a person who, together with affiliates and associates, owns, or, within the three years prior to the determination of interested shareholder status, owned, 15% or more of a corporation’s outstanding voting stock. The term ‘‘business combination’’ includes mergers, asset or stock sales and other similar transactions resulting in a financial benefit to an interested shareholder. Section 203 makes it more difficult for an ‘‘interested shareholder’’ to effect various business combinations with a corporation for a three-year period. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by shareholders. A Delaware corporation may ‘‘opt out’’ of Section 203 with an express provision in its original certificate of incorporation or any amendment thereto. Our certificate of incorporation does not contain any such exclusion.

Transfer Agent

The transfer agent for our common stock is American Stock Transfer & Trust Company, New York, New York.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of U.S. federal income tax considerations relating to the purchase, ownership and disposition of our Series A preferred stock and the common stock acquired upon its conversion. This is not a complete analysis of all the potential tax considerations. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the ‘‘Code’’), the Treasury regulations promulgated or proposed thereunder, judicial authority, published administrative positions of the Internal Revenue Service and other applicable authorities, all as in effect on the date of this prospectus. These authorities may be changed, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those described here. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary.

The following was written to support the promotion or marketing of the transaction or matters addressed herein. The following was not intended or written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under U.S. federal tax law. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

This summary deals only with those who hold our Series A preferred stock, or any of our common stock received upon the Series A preferred stock’s conversion, as a ‘‘capital asset’’ within the meaning of Section 1221 of the Code. This summary does not deal with all aspects of U.S. federal income taxation that might be relevant to particular holders in light of their personal investment circumstances or status, nor does it address tax considerations applicable to investors that may be subject to special tax rules, such as banks, certain financial institutions, tax-exempt organizations, S corporations, partnerships or other pass-through entities, insurance companies, broker-dealers, dealers or traders in securities or currencies, expatriates subject to Code Section 877 or taxpayers subject to the alternative minimum tax. This summary also does not discuss our Series A preferred stock, or any of our common stock received upon the Series A preferred stock’s conversion, held as part of a hedge, straddle, synthetic security or conversion transaction, or situations in which the ‘‘functional currency’’ of a U.S. holder is not the U.S. dollar. Moreover, the effect of any applicable estate, state, local or non-U.S. tax laws is not discussed.

Investors considering the purchase of our Series A preferred stock are urged to consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the estate tax laws or the laws of any state, local or non-U.S. taxing jurisdiction or under any applicable tax treaty.

The term ‘‘U.S. holder’’ means a holder of our Series A preferred stock or common stock received upon its conversion that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of source; or

•
a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons has the authority to control all of its substantial decisions, or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury regulations to treat such trust as a domestic trust.

The term ‘‘non-U.S. holder’’ means a holder of our Series A preferred stock, or common stock received upon its conversion, which is neither a U.S. holder nor a partnership for U.S. federal income tax purposes.

A partnership for U.S. federal income tax purposes is generally not subject to income tax on income or gain derived from our Series A preferred stock or the common stock received upon its conversion. A partner of the partnership may be subject to tax on such income under rules similar to the rules for U.S. holders or non-U.S.

holders depending on whether (i) the partner is a U.S. or a non-U.S. person, and (ii) the partnership is or is not engaged in a U.S. trade or business to which the income or gain is effectively connected. If you are a partner of a partnership holding our Series A preferred stock, you should consult your tax advisor regarding the tax consequences of the ownership and disposition of our Series A preferred stock or the common stock received upon its conversion.

U.S. Holders

Distributions

Distributions of cash on our Series A preferred stock, or on the common stock received on its conversion, will be taxed as dividends to the extent they are paid out of our current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. To the extent that the amount of any distribution paid on our Series A preferred stock or common stock received upon conversion thereof exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of the U.S. holder’s adjusted tax basis in the Series A preferred stock, or common stock received on its conversion, and thereafter as capital gain, which will be long-term capital gain if the holder has held such stock for more than one year.

Subject to certain exceptions for short-term or hedged positions, we believe distributions constituting dividend income received by a corporate U.S. holder should be eligible for the 70% dividends received deduction and such distributions received by a non-corporate U.S. holder in respect of our Series A preferred stock and common stock before January 1, 2011 should be subject to taxation at a maximum rate of 15%. U.S. holders should consult their own tax advisors regarding their eligibility for such lower tax rates and deductions, including the effect of the redemption right in the event of a fundamental change on the eligibility for these tax rates and deductions.

Sale or Exchange

A U.S. holder generally will recognize gain or loss on the sale or other taxable disposition of our Series A preferred stock or the common stock received on its conversion equal to the difference between the amount of cash and the fair market value of property received and the U.S. Holder’s adjusted tax basis in the stock sold or exchanged. This gain or loss will be capital gain or loss and will be long-term capital gain or loss if the stock was held for a period exceeding one year. The deductibility of capital losses is subject to limitations and U.S. holders should consult their tax advisors regarding these limitations.

Conversion

A U.S. holder generally will not recognize gain or loss on the conversion of our Series A preferred stock into shares of our common stock except with respect to any cash the U.S. holder receives in lieu of fractional shares of our common stock. However, a U.S. holder may recognize dividend income to the extent that it receives cash or common stock in respect of dividends in arrears on the Series A preferred stock at the time of its conversion into common stock. Cash received in lieu of a fractional share of common stock will generally be treated as a payment in a taxable exchange for such fractional share, and gain or loss will be recognized on the receipt of cash in an amount equal to the difference between the amount of cash received and the amount of adjusted tax basis allocable to the fractional share.

The tax basis of the common stock received upon conversion of shares of our Series A preferred stock will generally be equal to the tax basis of the shares of Series A preferred stock so converted (reduced by the portion of adjusted tax basis allocated to any fractional share of common stock exchanged for cash), and the holding period of the common stock will generally include the holding period of the shares of Series A preferred stock converted.

Adjustment of Conversion Rate and Accrual of Unpaid Dividends

The conversion rate of our Series A preferred stock is subject to adjustment under certain circumstances. Treasury regulations promulgated under section 305 of the Code would treat a U.S. holder of our Series A preferred stock as having received a constructive distribution includible in such U.S. holder’s income in the manner described under ‘‘— U.S. Holders — Distributions’’ if and to the extent that certain adjustments in the conversion rate increase the proportionate interest of a U.S. holder in our earnings and profits, or potentially as a result of the accumulation of unpaid dividends payable on our repurchase of the Series A preferred stock at the option of a holder upon a fundamental change or on our involuntary liquidation. For example, an increase in the conversion rate to reflect a taxable dividend to holders of common stock will generally give rise to a deemed dividend to the holders of the Series A preferred stock to the extent of our current or accumulated earnings and profits. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of shares of our common stock. Thus, under certain circumstances, U.S. holders may recognize income in the event of a deemed distribution even though they may not receive any cash or property. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing dilution in the interest of the U.S. holders of the Series A preferred stock, however, will generally not be considered to result in a constructive distribution. We believe that it is reasonable to conclude that the likelihood of payment of accrued dividends upon the repurchase of the Series A preferred stock or our involuntary liquidation is remote and therefor the accumulation of unpaid dividends will not result in a constructive distribution to U.S. holders. If the IRS were to assert a different position U.S. holders could be required to include in income the amount of any unpaid dividends.

Information Reporting and Backup Withholding

In general, we must report information to the IRS with respect to payments of dividends on, and payments of the proceeds of the sale or redemption of, our Series A preferred stock to non-corporate U.S. holders. We, or an intermediary, will be required to withhold backup withholding tax, currently at a rate of 28%, if:

•	the stockholder fails to furnish a taxpayer identification number or establish an exemption from backup withholding;

•	the IRS notifies us that the taxpayer identification number furnished by the stockholder is incorrect;

•	there has been a notified underreporting described in Section 3406(c) of the Code; or

•
the stockholder has not certified under penalties of perjury that it has furnished a correct taxpayer identification number and that the IRS has not notified the stockholder that it is subject to backup withholding under the Code.

Any amounts withheld under the backup withholding rules from a payment to a U.S. holder will be allowed as a credit against that holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS on a timely basis.

Non-U.S. Holders

Dividends

In general, distributions treated as dividends, including certain constructive distributions described above in ‘‘— U.S. Holders — Adjustment of Conversion Rate’’ received by non-U.S. holders on our Series A preferred stock or common stock received upon conversion thereof will be subject to a 30% U.S. federal withholding tax, subject to reduction if the holder is eligible for the benefits of an applicable income tax treaty. Dividends that are effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States, or if a tax treaty applies, dividends that are attributable to a U.S. permanent establishment of such holder are generally subject to U.S. federal income tax on a net income basis and are exempt from the 30% withholding tax, (assuming compliance with the certification requirements described below). Any such effectively connected dividends received by a non-U.S. holder that is a corporation may also, in some cases, be subject to an additional ‘‘branch profits tax’’ on the dividend equivalent amount per Section 884(a) of the Code at a 30% rate or such lower rate as may be applicable under an income tax treaty.

For purposes of obtaining a reduced rate of withholding under an income tax treaty or to establish an exemption from withholding on effectively connected dividends, a non-U.S. holder should provide a properly executed Form W8-BEN, if the holder is claiming the benefits of an income tax treaty, or Form W8-ECI, if the dividends are effectively connected with a trade or business in the United States, or suitable substitute form.

Sale or Other Taxable Disposition

Non-U.S. holders will generally not be subject to U.S. federal income taxes, including withholding taxes, on gain recognized on a disposition of our Series A preferred stock or common stock received upon conversion thereof as long as:

•
the gain is not effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (or if a tax treaty applies, attributable to a U.S. permanent establishment maintained by such non-U.S. holder); and

•
in the case of a non-U.S. holder who is an individual, such non-U.S. holder is not present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met.

Conversion

Non-U.S. holders generally will not recognize any gain or loss for United States federal income tax purposes upon the conversion of our Series A preferred stock into our common stock. However, a non-U.S. holder receiving cash in lieu of fractional shares, or receiving dividends in arrears in the form of cash or additional common stock on conversion will be treated as described in the discussion above pertaining to U.S. holders with respect to those distributions. If any of those distributions are treated as dividends for U.S. federal income tax purposes, we must withhold 30% of such distribution as described above in ‘‘— Non-U.S. Holders — Dividends’’ unless we receive the forms and certifications described in that section. If we withhold tax from any payment of such amounts and such payment were determined not to be subject to tax in the United States, a non-U.S. holder would be entitled to a refund of any tax withheld.

Backup Withholding and Information Reporting

Payments of dividends are reportable payments generally subject to the backup withholding rules. The backup withholding tax generally will not apply to payments made on, and payments of the proceeds of the sale or redemption of, our Series A preferred stock or common stock received upon conversion thereof to a non-U.S. holder if the statement described in ‘‘— Non-U.S. holders — Dividends’’ is duly provided by that holder, provided that we do not have actual knowledge or reason to know that the holder is a U.S. person. If a non-U.S. holder holds our Series A preferred stock through a financial institution or other agent acting on the holder’s behalf, the holder may be required to provide appropriate certifications to the agent. The holder’s agent will then generally be required to provide appropriate certifications to us. In any event, U.S. information reporting requirements may apply to such payments even if such payments are not subject to backup withholding tax.

LEGAL MATTERS

The validity of the Series A preferred stock and the common stock issuable upon conversion thereof have been passed upon for us by Sonnenschein Nath & Rosenthal LLP, New York, New York.

EXPERTS

The consolidated financial statements of Medis Technologies Ltd. at December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 appearing in Medis Technologies Ltd.’s annual report on Form 10-K for the year ended December 31, 2006, and Medis Technologies Ltd. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included therein, have been audited by Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement under the Securities Act for the registration of the Series A preferred stock and the common stock offered by this prospectus. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by the rules and regulations of the SEC. For further information with respect to our company, the Series A preferred stock and our common stock offered hereby, you should refer to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and, where such contract or other document is an exhibit to the registration statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made.

The registration statement can be inspected and copied at prescribed rates at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the registration statement is publicly available through the SEC’s site on the Internet, located at: http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. The documents we are incorporating by reference are as follows:

•	our Annual Report on Form 10-K for the year ended December 31, 2006;

•	our Current Report on Form 8-K filed with the SEC on January 8, 2007;

•	our Current Report on Form 8-K filed with the SEC on March 21, 2007;

•	our Current Report on Form 8-K filed with the SEC on April 13, 2007;

•	our Current Report on Form 8-K filed with the SEC on April 25, 2007;

•	the definitive proxy statement relating to our 2007 Annual Meeting of Stockholders filed with the SEC on April 30, 2007; and

•	the description of our common stock contained in our registration statement on Form 8-A, including any amendments or reports filed for the purpose of updating that description.

This prospectus also incorporates by reference any future filings that we make with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (except for information furnished to the SEC that is not deemed to be “filed” for purposes of the Exchange Act) on or subsequent to the date of this prospectus until all the Series A preferred stock and the common stock being offered by this prospectus are sold or until the offering of such Series A preferred stock and common stock is otherwise terminated. “Incorporation by reference” means that we are disclosing important information to you by referring to those documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus is considered to be a part of this prospectus and information that we file with the SEC on or after the date of this prospectus will automatically supplement, update or supersede previously filed information.

We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents which we incorporate by reference in this prospectus (not including exhibits to such documents unless such exhibits are specifically incorporated by reference to such documents). Requests should be directed to: Medis Technologies Ltd., 805 Third Avenue, New York, New York 10022; (212) 935-8484.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth various fees and expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered. Except for the Securities and Exchange Commission Filing Fee, all amounts are estimates.

Securities and Exchange Commission Filing Fee	$6,153
Legal Fees and Expenses	25,000
Accounting Fees and Expenses	3,000
Printing Fees and Expenses	5,000
Miscellaneous Expenses	847
Total	$40,000

Item 15. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee of or agent to the Registrant. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise.

The Registrant's by-laws provide for indemnification by the Registrant of any of its directors or officers, or, at the request of the Registrant, any other person who is or was serving as a director or officer of, or in any other capacity for, any other enterprise, to the fullest extent permitted by law. The by-laws also provide that the Registrant shall advance expenses to a director or officer and, if reimbursement of such expenses is demanded in advance of the final disposition of the matter with respect to which such demand is being made, upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that the director or officer is not entitled to be indemnified by the Registrant. To the extent authorized from time to time by the board of directors of the Registrant, the Registrant may provide to any one or more employees of the Registrant, one or more officers, employees and other agents of any subsidiary or one or more directors, officers, employees and other agents of any other enterprise, rights of indemnification and to receive payment or reimbursement of expenses, including attorneys' fees, that are similar to the rights conferred in the by-laws of the Registrant on directors and officers of the Registrant or any subsidiary or other enterprise. The by-laws do not limit the power of the Registrant or its board of directors to provide other indemnification and expense reimbursement rights to directors, officers, employees, agents and other persons otherwise than pursuant to the by-laws.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for payments of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s certificate of incorporation provides for such limitation of liability.

Item 16. Exhibits

Exhibit Number	Description of Exhibit
4.1	Restated Certificate of Incorporation of Registrant (filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006)
4.2	Restated Bylaws of Registrant (filed as an exhibit to the Registration Statement on Form S-1 (File No. 333-83945) of Registrant and incorporated herein by reference)
4.3
Certificate of Designation of 7.25% Series A Cumulative Convertible Perpetual Preferred Stock, as filed with the Secretary of State of the State of Delaware on November 15, 2006 (filed as an exhibit to the Registrant’s Current Report on Form 8-K dated November 9, 2006 and filed with the SEC on November 16, 2006)

4.4*	Registration Rights Agreement, dated November 15, 2006, by and between the Registrant and Citigroup Global Markets Inc.
5.1*	Opinion of Sonnenschein Nath & Rosenthal LLP
8.1*	Opinion of Sonnenschein Nath & Rosenthal LLP relating to tax matters
12.1	Computation of ratio of earnings to fixed charges
23.1	Consent of Kost, Forer, Gabbay & Kasierer, a Member of Ernst & Young Global
23.2*	Consent of Sonnenschein Nath & Rosenthal LLP (contained in their opinions included under Exhibits 5.1 and 8.1)
24.1*	Power of Attorney (comprises a portion of the signature page to this Registration Statement)

*	Previously filed with this Registration Statement.

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that:

(A) Paragraphs (1)(i) and (1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(4) That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser:

(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling person of the Registrant pursuant to Item 15 of Part II of the registration statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 1, 2007.

MEDIS TECHNOLOGIES LTD.

By:	/s/ Robert K. Lifton
Robert K. Lifton
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Robert K. Lifton Robert K. Lifton	Chairman of the Board, Chief Executive Officer and Secretary (Principal Executive Officer)	May 1, 2007
/s/ Howard Weingrow Howard Weingrow	Deputy Chairman, Chief Operating Officer, Treasurer and Director	May 1, 2007
* Jacob S. Weiss	President and Director	May 1, 2007
/s/ Israel Fisher Israel Fisher	Senior Vice President-Finance and Chief Financial Officer (Principal Financial Officer)	May 1, 2007

/s/ Michael S. Resnick Michael S. Resnick	Senior Vice President and Controller (Principal Accounting Officer)	May 1, 2007
* Amos Eiran	Director	May 1, 2007

* Zeev Nahmoni	Director	May 1, 2007
/s/ Jacob E. Goldman Jacob E. Goldman	Director	May 1, 2007
/s/ Philip Weisser Philip Weisser	Director	May 1, 2007
* Mitchell H. Freeman	Director	May 1, 2007
* Steve Barnett	Director	May 1, 2007
* Daniel A. Luchansky	Director	May 1, 2007

*
Howard Weingrow, pursuant to Powers of Attorney (executed by each of the officers and directors listed above and indicated as signing above, and filed with the Securities and Exchange Commission), by signing his name hereto does hereby sign and execute this Amendment to the Registration Statement on behalf of each of the persons referenced above.

Date: May 1, 2007	By:	/s/ Howard Weingrow
Howard Weingrow

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
4.1	Restated Certificate of Incorporation of Registrant (filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006)
4.2	Restated Bylaws of Registrant (filed as an exhibit to the Registration Statement on Form S-1 (File No. 333-83945) of Registrant and incorporated herein by reference)
4.3
Certificate of Designation of 7.25% Series A Cumulative Convertible Perpetual Preferred Stock, as filed with the Secretary of State of the State of Delaware on November 15, 2006 (filed as an exhibit to the Registrant’s Current Report on Form 8-K dated November 9, 2006 and filed with the SEC on November 16, 2006)

4.4*	Registration Rights Agreement, dated November 15, 2006, by and between the Registrant and Citigroup Global Markets Inc.
5.1*	Opinion of Sonnenschein Nath & Rosenthal LLP
8.1*	Opinion of Sonnenschein Nath & Rosenthal LLP relating to tax matters
12.1	Computation of ratio of earnings to fixed charges
23.1	Consent of Kost, Forer, Gabbay & Kasierer, a Member of Ernst & Young Global
23.2*	Consent of Sonnenschein Nath & Rosenthal LLP (contained in their opinions included under Exhibits 5.1 and 8.1)
24.1*	Power of Attorney (comprises a portion of the signature page to this Registration Statement)

*	Previously filed with this Registration Statement.